Exhibit 99.1

Company Announcements

Australian Stock Exchange, Sydney

27 August 2014

Announcement of Results – Year ended 30 June 2014

Please find attached the Appendix 4E and annual financial report for the year  ended 30 June 2014.

Yours sincerely,

Deanne Miller

General Counsel & Company Secretary

Prima BioMed Ltd

Preliminary final report

APPENDIX 4E

PRELIMINARY FINAL REPORT

1.	Company details

Name of entity:	Prima BioMed Ltd

ABN:	90 009 237 889

Reporting period:	Year ended 30 June 2014

Previous corresponding period:	Year ended 30 June 2013

2.	Results for announcement to the market

Revenue from ordinary activities	Down	21.6%	to	$3,140,066

Loss from ordinary activities after tax attributable to the owners of Prima BioMed Ltd	Down	12.36%	to	$(13,343,381)

Loss for the period attributable to the owners of Prima BioMed Ltd	Down	12.36%	to	$(13,343,381)

Dividends There were no dividends paid or declared during the current financial period

Comments The loss of the consolidated entity after providing for income tax and non-controlling interest amounted to $13,343,381 (30 June 2013: $15,225,671)

3.	NTA backing

Net tangible asset backing per ordinary security	Reporting period	Previous corresponding period
	1.83 cents	2.54 cents

4.	Dividends

Current period

There were no dividends paid or declared during the current financial period

Previous corresponding period

There were no dividends paid or declared during the previous financial period.

Prima BioMed Ltd

Preliminary final report

5.	Audit

This report is based on financial statements which have been audited.

6.	Attachments

Details of attachments (if any):

The annual report for the year ended 30 June 2014 is attached.

7.	Signed

Date: Wednesday, 27th August 2014
Company Secretary

Annual Report

2014

CONTENTS

Corporate Directory	03
Chairman’s Letter	04
Review of Operations	06
Directors’ Report	10
Management Directory	16
Corporate Governance Report	28
Auditor’s Independence Declaration	34
Consolidated Statement of Comprehensive Income	36
Consolidated Balance Sheet	37
Consolidated Statement of Changes in Equity	38
Consolidated Statement of Cash Flows	39
Notes to the Consolidated Financial Statements	40
Directors’ Declaration	74
Independent Auditor’s Report to the Members	75
Shareholder Information	77

CORPORATE DIRECTORY

Directors	Ms Lucy Turnbull, AO (Non – Executive Chairman)
Mr Marc Voigt (Executive Director & Chief Executive Officer from 9 July 2014)
Mr Albert Wong (Non – Executive Deputy Chairman)
Mr Martin Rogers (Non – Executive Director until 15 November 2013)
Dr Richard Hammel (Non – Executive Director until 12 February 2014)
Dr Russell Howard (Non – Executive Director)
Mr Pete Meyers (Non – Executive Director appointed on 12 February 2014)
Mr Matthew Lehman (Executive Director & Chief Executive Officer until 9 July 2014)

Company Secretary	Ms Deanne Miller

Registered office &	Level 7
principal place of business	151 Macquarie Street
Sydney NSW 2000

Share Registry	Boardroom Pty Ltd
Level 7, 207 Kent Street
Sydney, NSW 2000

Auditor	PricewaterhouseCoopers
201 Sussex Street
Sydney, NSW 2000

Solicitors	Minter Ellison Lawyers
Level 17, 88 Phillip Street
Sydney NSW 2000

K&L Gates
Level 31, 1 O’Connell Street
Sydney NSW 2000
Australia

Banker	National Australia Bank Ltd
Kew Branch
Melbourne, Victoria 3000

Stock exchange listings	Prima BioMed Ltd shares are listed on the:
Australian Securities Exchange (ASX code: PRR),
NASDAQ (NASDAQ code: PBMD), and
Deutsche Börse (ISIN code: US74154B2034)

Website address	www.primabiomed.com.au

CHAIRMAN’S LETTER

Dear Shareholder,

On behalf of the board of Prima BioMed, I am pleased to present the annual report for 2014. It has been a year of progress, with important achievements in our CVac development program, but we have also faced our share of challenges.

A key event in the past year was the announcement of the top-line data of our CAN-003 clinical study of patients in first and second remission ovarian cancer. The impact of the data was significant, leading to a refocusing of our organisation and clinical trial program from first line remission ovarian cancer patients to second line remission patients.

As presented at the American Society of Clinical Oncology (ASCO) conference in May 2014, CVac demonstrated a clinically significant improvement in median PFS as compared to standard of care for epithelial ovarian cancer patients in remission after second-line treatment, as well as a very encouraging trend in overall survival for patients in second line remission.

During the past year we have consolidated our operational activities (our clinical trial program and our CVac manufacturing) in Germany. This makes it possible to gain the best possible advantage from the funding grants provided by the Free State of Saxony and to generate cost savings and enhance operational efficiencies. This consolidation has generated considerable savings in the research and development costs associated with our CAN-004 clinical study, which is now focused on second remission ovarian cancer patients. We have also been preparing for the commencement of a pilot trial in resected pancreatic cancer and we are excited to explore CVac’s potential in this cancer indication.

In the past year the field of cancer immunotherapy continued to attract considerable interest in the scientific and medical community and we have strengthened our regulatory position by receiving “Fast Track” designation from the FDA in the US. In addition we recently received a US patent grant for CVac.

In February, Prima and Neopharm entered into a licensing agreement for CVac in Israel, Prima’s first commercial partnership.

Cash expenditure continues to be prudently managed and controlled. Prima BioMed has a solid cash balance of $23.2 million as at the end of June 2014.

In February 2014, Pete Meyers, currently CFO at TetraLogic Pharmaceuticals Corporation and formerly Co-Head of Global Healthcare Investment Banking at Deutsche Bank Securities Inc., joined the board of directors. He replaced Rick Hammel, who was a director of Prima for eight years. We thank Rick for his service as a director. Our Clinical Advisory Board has also been significantly strengthened with the appointments of Professors Pujade-Lauraine, Marth, Monk and Vergote during the year, leaders in the field of oncology.

After the end of the financial year, Marc Voigt was appointed CEO. Marc has held the position of CFO and Chief Business Officer since 2012. Having also held the position of General Manager of the Company’s European Operations for the past two and a half years, and with his strong commercial background, the Board has every confidence in Marc’s ability to steer Prima BioMed through its next phase towards commercial development. We gratefully acknowledge the past achievements of departing CEO Matt Lehman, who has helped us, design a robust clinical development and manufacturing program for CVac.

CHAIRMAN’S LETTER CONTINUED

Finally, I would like to express appreciation to all shareholders for their ongoing support. We hope like the Prima board of directors and management team, you believe that you are making a valuable contribution to the fight against two of the toughest cancers there are – ovarian and pancreatic cancer – through new cancer immunotherapies.

Yours sincerely,

Lucy Turnbull, AO

Chairman,

Prima BioMed Ltd

27 August 2014

REVIEW OF OPERATIONS

Operating and Financial Review

On behalf of the directors and management team of Prima BioMed, I am pleased to report on our operations in the past financial year.

The fiscal year 2014 was one of the important milestones as well as significant changes and challenges. These milestones included clinical data analysis, refinement of a robust clinical trial design, regulatory milestones, patent grants and the consolidation of our operations into Europe.

We finished the financial year 2014 in sound financial shape with approximately A$23.2 million in cash and term deposits to fund our continued investment in research and development. Other than the usual trade liabilities we have no debt. As in the past years we have also benefited from non-dilutive cash resources from the Australian R&D tax incentive program and two separate grants from the Saxony Development Bank in Germany.

During FY 14 we raised $6,845,000 in the share purchase plan shortfall placement in July and August 2013.

Financial Performance

Total other income for FY14 was $3,140,066 which was comparably less than the approximately $4 million in total other income received in the previous financial year. This decrease was essentially due to lower foreign exchange gains and less interest income being earned during FY14 ($406,628 in FY14 vs. $1,417,613 in FY13). Encouragingly, we received significantly more grant income ($2,004,198 in FY14 compared to $1,648,725 in FY13).

Total corporate administrative expenses and research and development costs were significantly less this year compared to FY13.

Total corporate administrative expense for FY14 was $4,092,623 ($4,851,195 in FY13). Most of this decrease was due to a significant reduction in our administrative expenses ($2,496,308 in FY13 to $1,900,409 in FY14). Our ability to successfully reduce our corporate administration expenses reflects our cost conscious behavior and efforts to continually strive to minimize expenses.

The vast majority of the R&D expenses were driven by our CVac clinical trial program. Our most significant expenses for FY14 were our contracts with the Contract Research Organisations (CRO) and Contract Manufacturing Organisations (CMO) who we engage for our CVac clinical trial program. Due to our revised clinical trial program for CVac and consolidation of manufacturing into Germany we were able to lower our R&D expenses by $2,026,809 compared to the same period last year. This reduction was achieved as we renegotiated and terminated certain CRO and CMO contracts. Our R&D costs are expected to increase over the next financial year as enrolment onto our CVac clinical trial program increases and we open further clinical sites.

CVac clinical development

One of the major tasks during the 2014 financial year was the refinement of our clinical trial program based on the data of our CAN-003 study. Prima’s clinical development of CVac is now strongly focused on the treatment of platinum-sensitive epithelial ovarian cancer patients who have no evidence of disease after second-line chemotherapy. This area represents a significant medical need due to the high relapse rates and high morbidity associated with the disease. In 2014, Prima obtained “Fast Track” status for this program from the U.S. FDA which complements the previously granted “Orphan Drug” designation for epithelial ovarian cancer in both the United States and Europe. These designations confer advantages to the Company such as expedited regulatory reviews, reduced regulatory fees, and market exclusivity after product approval.

REVIEWED OF OPERATIONS CONTINUED

The Company estimates a potential market for CVac in this indication alone of up to 25,000 new patients per annum in the “major markets” of the United States, Australia, Japan, United Kingdom, Germany, France, Italy, and Spain, as well as significant additional opportunities in other global markets.

CAN-003 phase 2 study

The Company’s development strategy in ovarian cancer has been refined by the analysis of the CAN-003 trial data. Top-line data from the 63 patient randomized phase 2 trial was presented at the European Cancer Congress (ECCO) in October 2013. Final progression-free survival data and interim overall survival data were presented at the American Society of Clinical Oncology annual meeting (ASCO) in May 2014.

The CAN-003 trial included patients who were in remission after standard first or second-line chemotherapy. The primary endpoint of this trial was Progression-free Survival (PFS), defined as the time from randomization in the trial until the time of disease progression (recurrence of the cancer). CVac did not appear to have a measurable effect on PFS in the first remission patients. However, the date indicated that CVac conferred a clinically meaningful improvement in PFS for those patients in second remission. There were 20 patients in second remission of which 10 were given CVac and 10 were standard of care. The median PFS time for the control group patients was 4.94 months, which is consistent with other published studies of ovarian cancer. The median PFS time for CVac patients was not reached, but is more than 12.91 months. This is very encouraging.

The interim data on overall survival (OS), defined as the time from randomization in the trial until the data of death from any cause, was also presented at ASCO. Prima expects the OS data to be mature enough for analysis by approximately the end of calendar year 2014. Interim trends indicate that, similarly to the PFS data, CVac is having a strong effect on OS in the second remission patient population.

Other CAN-003 endpoints suggest that CVac has minimal side effects and none of the toxicity one would expect with more traditional cancer therapies, such as chemotherapy. The immune monitoring completed during the trial indicates that CVac induces a killer T cell response that is specific to mucin 1, a prominent antigen target on the surface of many cancer cells.

Completion of the CAN-003 trial is an important milestone for Prima, as this was the first randomized study performed for CVac. The magnitude of the increase in PFS, as well as the extended duration of the PFS intervals, in conjunction with the early OS data in the second remission patient group are very compelling signals. The strong signals observed validate our continued development strategy for CVac in this indication.

REVIEWED OF OPERATIONS CONTINUED

CAN-004 phase 2

In April, the first patient was screened into the 210-patient randomized phase 2 trial of CVac versus standard of care in platinum-sensitive epithelial ovarian cancer patients who have no evidence of disease after second-line chemotherapy.

CAN-004 (or “CANVAS”) was originally designed as a randomized, 800-patient, phase 2/3 trial of CVac as compared to placebo for the treatment of ovarian cancer patients in first remission with a primary endpoint of PFS. Based on the CAN-003 trial data reported in late 2013, Prima suspended enrolment of new patients onto this trial and amended the CAN-004 protocol. Using the existing network built up for the previous program, Prima will enroll 210 ovarian cancer patients in second remission – a similar population that has thus far responded well in the CAN-003 protocol. The 210-patient cohort is intended to confirm the trends observed in the CAN-003 trial in a larger patient population. The primary endpoint of the study is OS, with important secondary endpoints including PFS, time to next line treatment, quality of life, and immune monitoring. Convincing CAN-004 data would open multiple regulatory options for Prima and could put Prima in a good position to negotiate potential pharma partnerships.

We are in process of increasing the number of clinical sites and these are being prepared to allow patient enrolment. We expect the recruitment of this study to now be completed in the second half of calendar year 2015. This is longer than we originally planned due to further regulatory submission requests and current instability in the Ukraine. We will continue to keep shareholders informed about the global progress of this very important clinical trial.

CAN-301 trial in resected pancreatic cancer

The CAN-301 protocol is an up to 40-patient pilot, multicentre, single-arm trial of CVac for the maintenance treatment of resected pancreatic cancer patients. This trial will assess OS, PFS, adverse events, and immune monitoring. Prima believes that CVac would have potential applications in additional cancer types that over express mucin 1. If CAN-301 shows promise in pancreatic cancer, this will broaden the potential clinical applications for CVac and enhance the potential commercial value of the product. The first clinical sites will be initiated during the first quarter of the current financial year and based on current projections, we expect the study to be fully recruited by mid next calendar year.

Both, the CAN-004 and CAN-301 clinical trials are supported by the Saxony Development Bank in Germany.

Manufacturing Operations

In the scale up to prepare for CAN-004, Prima has accomplished a number of unique and valuable milestones in its ability to transfer manufacturing technology, to reliably produce a comparable product in three different continents, to automate global logistics, standardise its cell collection processes, and meet manufacturing regulatory standards in a large number of potential markets including the US, Europe, and Asia-pacific.

For personalized cell-based products such as CVac, the scalability and cost of manufacturing are critical components of a commercially successful product. Prima has a dedicated team of manufacturing professionals based in Leipzig, Germany that are working together with our colleagues at the Fraunhofer Institute of Cell Therapy and Immunology to optimise our manufacturing processes and make them as cost effective as possible.

In conjunction with our revised CVac clinical development strategy, we have consolidated most of our manufacturing operations in Leipzig, Germany. The Fraunhofer and Prima teams in Leipzig will be providing CVac for our ongoing clinical trials. Longer term, it is expected that Prima’s manufacturing group in Germany would lead preparations for potential future phase 3 trials and cost-effective commercial scale up.

REVIEWED OF OPERATIONS CONTINUED

Consolidating the team

This past year, Prima made a number of important changes to the team to consolidate the Company’s operations in Germany.

Shortly after the end of the financial year, Prima announced that Matthew Lehman would be stepping down as CEO and as a Company director. Marc Voigt, who has been the head of Prima’s European operations and CFO since 2012, was appointed as CEO and executive director.

As at the end of the financial year, Prima had 31 employees, most of whom are based in Germany, as well as in Australia and the United States. We also use the services of a number of dedicated consultants and contract companies to support us in key areas of our clinical development programs.

Corporate development

We believe that industry collaborations and partnerships will be a key success factor for our longer term corporate development in order to create value for shareholders. This past year, we signed our first corporate deal for CVac, licensing the CVac rights to the Neopharm Group in Israel and Palestine.

An active business development program remains an important goal for the coming years. Partnering and managing risks with a well-structured product portfolio is a key element to success in the biotech industry.

The granting of Prima’s US patent application in the US in July now sees our patent portfolio for CVac mature with all patents applied for having been granted. We are attentive to protecting the intellectual property we are developing – this includes considering opportunities for filing new patents when relevant, as well as protecting our know-how and processes.

Strategic focus and outlook

Prima remains focused on the successful clinical development of CVac as a potential treatment for ovarian cancer. We are also excited about the opportunity to expand the potential clinical applications of CVac and its commercial attractiveness through our exploratory trial in pancreatic cancer.

We will continue to optimise our operational platform and improve logistics.

We eagerly await the final OS data analysis from our CAN-003 phase 2 trial and I look forward to sharing the progress of our new trials over the course of the coming year.

I would like to thank all Prima BioMed staff for their hard work and dedication during this period of change. And on behalf of everyone at Prima, I would like to thank our shareholders for their continued support, our physician investigators for their dedication to the CVac program, and most importantly, the patients who have given their time and energy to participate in the CVac trials.

Sincerely,

Marc Voigt

Executive Director & Chief Executive Officer (CEO)

Prima BioMed Ltd

27 August 2014

DIRECTORS’ REPORT

The directors present their report on the consolidated entity (referred to hereafter as the ‘consolidated entity’ or ‘group’) consisting of Prima BioMed Ltd (referred to hereafter as the ‘Company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 30 June 2014.

Directors

The following persons were directors of Prima BioMed Ltd during the whole of the financial year and up to the date of this report, unless otherwise stated:

Ms Lucy Turnbull, AO

Mr Albert Wong

Mr Martin Rogers (until 15 November 2013)

Dr Richard Hammel (until 12 February 2014)

Dr Russell Howard

Mr Pete Meyers (appointed on 12 February 2014)

Mr Matthew Lehman (until 9 July 2014)

Mr Marc Voigt (appointed on 9 July 2014)

Principal activities

During the financial year the principal continuing activities of the consolidated entity consisted of research, development and commercialisation of licensed medical biotechnology.

Dividends

There were no dividends paid or declared during the current or previous financial year.

Review of operations

The loss for the consolidated entity after providing for income tax amounted to $13,343,381 (30 June 2013: $15,225,671).

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

Matters subsequent to the end of the financial year

No other matter or circumstance has arisen since 30 June 2014 that has significantly affected, or may significantly affect:

(a)	the Group’s operations in future financial years, or
(b)	the results of those operations in future financial years, or
(c)	the Group’s state of affairs in future financial years.

Likely developments and expected results of operations

Information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation

The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law.

DIRECTORS’ REPORT CONTINUED

Information on directors

Ms Lucy Turnbull, AO	-	Non-Executive Chairman
Qualifications	-	LLB University of Sydney, MBA AGSM
Experience and expertise	-

Lucy Hughes Turnbull AO is an urbanist, businesswoman and philanthropist with longstanding interest in cities and their planning and technological and social innovation. She was appointed as a Director of Sealink Travel Group Ltd in 2013. She chaired ASX listed WebCentral Ltd from 2004-06 when it was acquired by ASX listed Melbourne IT Limited. She was a director of Melbourne IT from 2006-2010. She chairs the Committee for Sydney and was Deputy Chair of the COAG Reform Council’s Cities Expert Panel advising on its Metropolitan Strategic Planning Report. She was the first female Lord Mayor of the City of Sydney from 2003-4 and before that was Deputy Mayor from 1999-2003. She is a board member of the Cancer Institute of NSW and the Australian Technology Park, Redfern. In 2012 she was awarded an Honorary Doctorate of Business by the University of NSW for her contribution to business, philanthropy and local government. In 2011 she became an Officer of the Order of Australia for distinguished service to the community, local government and business

Date of appointment	-	7 October 2010
Other current directorships	-	Sealink Travel Group Ltd
Former directorships (in the last 3 years)	-	Melbourne IT Ltd
Special responsibilities	-	Chairman of the Remuneration Committee from 13 February 2014 and member of the Audit and Risk Committee
Interests in shares	-	20,059,576 fully paid ordinary shares
Interests in options	-	4,439,894 options

Mr Albert Wong	-	Non-Executive Director and Deputy Chairman
Qualifications	-	Bachelor of Commerce (UNSW), F Fin, MSDIA, FAICD
Experience and expertise	-

Originally from Hong Kong, Mr Wong has lived in Australia for over 39 years and has been involved in the stockbroking and investment banking industry for over 30 years. He was admitted as a Member of the Australian Securities Exchange in 1988 and was the principal of Intersuisse Limited until 1995 when he established the Barton Capital group of companies, including eStar Online, both companies were listed on the Australian Securities Exchange. Mr Wong was a Founding Director of Gujarat NRE Resources NL and Pluton Resources Limited. He has been the business partner of former NSW Premier, The Hon. Neville Wran AC QC at Wran Partners from 2004-2011. He served as Chairman of Winmar Resources Ltd from 2009-2014 and Deputy Chairman of Kimberly Diamonds Limited from 2011- 2014. Mr Wong is Deputy Chairman of Prima BioMed Limited. Mr Wong has been widely involved in philanthropic activities including his directorships on UNSW Foundation, Ian Thorpe’s Fountain for Youth Foundation and Honorary Life Governor and President of the Physics Foundation at The University of Sydney. Mr Wong is a Fellow of the Financial Services Institute of Australasia, a Master Stockbroker of the Securities & Derivatives Industry Association and a Fellow of the Australian Institute of Company Directors. Mr Wong is also currently a director of the Children’s Medical Research Institute and the CMRI Foundation

Date of appointment	-	28 April 2010
Other current directorships	-	None
Former directorships (in the last 3 years)	-	Winmar Resources Ltd and Kimberley Diamond Ltd
Special responsibilities	-	Chairman of Audit and Risk Committee (to 21 February 2014) and member of Remuneration Committee
Interests in shares	-	3,537,500 fully paid ordinary shares
Interests in options	-	None

DIRECTORS’ REPORT CONTINUED

Mr Martin Rogers	-	Non-Executive Director
Qualifications	-	Bachelor of Chemical Engineering, Bachelor of Science (UNSW)
Experience and expertise	-

Martin Rogers is a successful startup investor and company director. Mr Rogers has Chemical Engineering and Science degrees and has a depth of experience in incubating companies and publicly listed organisations.

Mr Rogers has experience in all aspects of financial, strategic and operational management and has helped raise over $100m cash equity. Mr Rogers has been both an investor and senior executive in a private funded advisory business in the science and biotechnology sectors, where he was instrumental in significantly increasing the value of those investments.

Mr Rogers also holds a number of not-for-profit roles.

Date of appointment	-	16 October 2007
Date of resignation	-	15 November 2013
Other current directorships	-	Cellmid Ltd, Consegna Group Ltd and OncoSil Medical Ltd
Former directorships (in the last 3 years)	-	None
Special responsibilities	-	None
Interests in shares	-	20,542,179 fully paid ordinary shares amount held as at date of resignation
Interests in options	-	2,500,000 options amount held as at date of resignation

Dr Richard Hammel	-	Non-Executive Director
Qualifications	-	BPharm, MSc, PhD
Experience and expertise	-

Dr Hammel was the founding partner of ProPharma International Partners in San Francisco, USA. ProPharma is a pharmaceutical/ biotechnology consulting firm providing a range of business, financial and product development services. He previously held senior management positions with Connetics Corporation (Vice President Business Development), Matrix Pharmaceuticals Inc (Vice President Business Development, Sales and Marketing) and held several positions at Glaxo Inc (Director, Professional Affairs; Director, New Business Development; and Director, Marketing Services).

Dr Hammel is widely recognised in the USA, Europe and Japan for his extensive 30 years expertise in commercialisation and licensing in emerging and developing biotechnology companies

Date of appointment	-	24 January 2005
Date of resignation	-	12 February 2014
Other current directorships	-	None
Former directorships (in the last 3 years)	-	None
Special responsibilities	-	Chairman of Remuneration Committee (to 12 February 2014) and member of Audit Risk and Compliance Committee (to 12 February 2014)
Interests in shares	-	10,444,987 fully paid ordinary shares amount held as at date of resignation
Interests in options	-	None

DIRECTORS’ REPORT CONTINUED

Dr Russell Howard	-	Non-Executive Director
Qualifications	-	PhD
Experience and expertise	-

Dr. Russell Howard is an Australian scientist, CEO, and entrepreneur; he was recently the overall winner of the 2013 Advance Global Australian Award for his global impact on the biotechnology field and green chemistry. He was a pioneer in the field of molecular parasitology and in leading the commercialization of one of the most important methods used widely today in molecular biology called “DNA Shuffling” or “Molecular Breeding.” He is an inventor of five patents and has over 140 scientific publications. After earning his PhD in biochemistry from the University of Melbourne, Dr. Howard has held positions at a number of leading research laboratories around the world, including the Immunoparasitology Laboratory at the Walter & Eliza Hall Institute in Melbourne and the National Institute of Health in Bethesda, Maryland where he became a tenured investigator. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute of Molecular and Cellular Biology in Palo Alto, California; was the President and Scientific Director of Affymax, Inc.; and was the co-founder and CEO of Maxygen, Inc. after its spin-out of Affymax-GlaxoWellcome. As Maxygen’s CEO, Dr. Howard led its IPO and a secondary offering raising a total of US$ 260 million in capital. Under Dr. Howard, Maxygen successfully developed and partnered dozens of technology applications and products. After leaving Maxygen in 2008, Dr. Howard started the CleanTech company Oakbio, Inc. and remains involved in a number of other innovative biotechnology companies in the USA and Australia. Dr Howard is also currently Chairman of NeuClone Pty Ltd and was appointed as a Director of Circadian Technologies Ltd in 2013.

Date of appointment	-	8 May 2013
Other current directorships	-	Circadian Technologies Ltd
Former directorships (in the last 3 years)	-	None
Special responsibilities	-	Member of Remuneration Committee
Interests in shares	-	None
Interests in options	-	None

Mr Pete Meyers	-	Non-Executive Director
Qualifications	-	BS, MBA
Experience and expertise	-

Mr. Meyers is currently the Chief Financial Officer of TetraLogic Pharmaceuticals Corporation, where he led the execution of their successful IPO in December 2013. Prior to his role at TetraLogic, Mr. Meyers was an accomplished health care investment banker, holding a positions of increasing responsibility at Dillon, Read & Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. in New York. Mr. Meyers earned a Bachelor of Science degree in finance from Boston College and a Master of Business Administration degree from Columbia Business School. Mr Meyers is currently also the Chairman and President of the Thomas M Brennan Memorial Foundation, Inc.

Date of appointment	-	12 February 2014
Other current directorships	-	None
Former directorships (in the last 3 years)	-	None
Special responsibilities	-	Chairman of the Audit & Risk Committee from 21 February 2014
Interests in shares	-	None
Interests in options	-	None

DIRECTORS’ REPORT CONTINUED

Mr Matthew Lehman	-	Former Executive Director & Chief Executive Officer (CEO)
Qualifications	-	BA and MS
Experience and expertise	-

Mr Lehman joined Prima as Chief Operating Officer in February 2010. He has played a leading role in the clinical development of CVac as well as the executive management of the company. Prior to joining Prima, he was the Chief Operating Officer for SPRI Clinical Trials, an international contract research organization servicing the biotechnology and pharmaceutical industries, where he led the successful expansion of the business in the emerging Eastern European markets. Over the years, Mr. Lehman has held various positions of increasing responsibility in clinical development and biotechnology operations, with extensive experience managing large teams across the United States and Europe. He has been involved in hundreds of R&D programs in oncology and other therapeutic areas, including key development contributions to a number of now FDA and EMA approved products. Mr. Lehman is active in a number of industry organizations with a strong interest in optimizing clinical research and efficient deployment of R&D expenditure

Date of appointment	-	24 May 2012
Date of resignation	-	9 July 2014
Other current directorships	-	None
Former directorships (in the last 3 years)	-	None
Special responsibilities	-	None
Interests in shares	-	1,617,763 fully paid ordinary shares amount held as at date of resignation 32,706 American Depositary Receipts (ADR) as at date of resignation
Interests in options	-	2,104,441 options amount held as date of resignation

Mr Marc Voigt	-	Executive Director & Chief Executive Officer (CEO)
Qualifications	-	MBA
Experience and expertise	-

Marc has more than 16 years of experience in the financial and biotech industry, having joined the Prima team in 2011 as the General Manager, European Operations based in Berlin, Germany. In May 2012, he became Prima’s Chief Business Officer and in November 2012 its Chief Financial Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurances and funds, he moved to net.IPO AG, a publicly-listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specialising in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectfully, where he handled several successful licensing transactions and financing rounds.

Date of appointment	-	9 July 2014
Other current directorships	-	None
Former directorships (in the last 3 years)	-	None
Special responsibilities	-	None
Interests in shares	-	720,000 fully paid ordinary shares 150 American Depositary Receipts (ADR)
Interests in options	-	1,171,754 options

DIRECTORS’ REPORT CONTINUED

‘Other current directorships’ quoted above are current directorships for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.

‘Former directorships (in the last 3 years)’ quoted above are directorships held in the last 3 years for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.

Meetings of directors

The number of meetings of the Company’s Board of Directors and of each board committee held during the year ended 30 June 2014, and the number of meetings attended by each director were:

	Full Board		Remuneration Committee		Audit and Risk Committee
	Attended	Held	Attended	Held	Attended	Held
Ms Lucy Turnbull, AO	10	10	1	1	2	2
Mr Albert Wong	9	10	-	-	2	2
Mr Martin Rogers	7	7	-	-	-	-
Dr Richard Hammel	6	7	-	-	1	1
Dr Russell Howard	10	10	1	1	-	-
Mr Pete Meyers	3	3	-	-	-	-
Mr Matthew Lehman	10	10	1	1	-	-

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

MANAGEMENT DIRECTORY

Ms Deanne Miller,

General Counsel & Company Secretary

Ms Miller has over 14 years of broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She joined Prima as General Counsel and Company Secretary in October 2012. She has a Combined Bachelor of Laws (Hons) and Bachelor of Commerce degree from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

Dr Sharron Gargosky,

Chief Technical Officer

Dr Gargosky has 18 years’ experience in the biotechnology and pharmaceutical industries, and has worked in senior positions in organisations that have successfully received FDA approval for orphan drugs. She is responsible for managing the clinical team working on the Cvac immunotherapy cancer vaccine. Prior to joining Prima, Dr Gargosky was a member of ILMU consulting LLC, where she provided project management and operational expertise on pharmaceutical drug and biologic development – from early research to Phase IV Trials and the FDA approval process. Dr Gargosky has also previously held the positions of Chief Scientific Officer at Pulse Health LLC in Portland in the USA, and Chief Scientific Officer and Senior Vice President of Corporate Development at Hyperion Therapeutics Inc. in San Francisco. At Ucyclyd Pharma she managed the approval of orphan drug products (Ammonul) and the development of the NCE, and within Medics Pharmaceuticals, the successful BLA submission and approval for Reloxin. As Vice President of Business Development for Diagnostic System Laboratories she was responsible for business expansion through evaluation and implementation of new growth opportunities and patent portfolio management. Dr Gargosky has a Postdoctoral Fellowship in Pediatric Endocrinology from Stanford University in California, a PhD in biochemistry from the University of Adelaide in Australia (in collaboration with CSIRO Divisions of Human Nutrition, South Australia), First Class Honours in Biochemistry from the University of Adelaide, and a Bachelor of Science, Biochemistry (Distinction), Microbiology, Immunology & Virology (Distinction) from the University of Adelaide.

DIRECTORS’ REPORT CONTINUED

REMUNERATION REPORT

The Directors are pleased to present the 2014 remuneration report which sets out remuneration information for Prima BioMed Ltd’s Non-Executive Directors, Executive Directors, and key management personnel.

Directors and key management personnel disclosed in this report

Name	Position
Ms Lucy Turnbull, AO	Non – Executive Chairman
Mr Albert Wong	Non – Executive Deputy Chairman
Mr Martin Rogers	Non – Executive Director
Dr Richard Hammel	Non – Executive Director
Dr Russell Howard	Non – Executive Director
Mr Pete Meyers	Non – Executive Director
Mr Matthew Lehman	Former Executive Director & Chief Executive Officer
Mr Marc Voigt	Executive Director & Chief Executive Officer

Key management personnel
Dr Sharron Gargosky	Chief Technical Officer
Ms Deanne Miller	General Counsel & Company Secretary

Mr Martin Rogers stood down as a Non-Executive Director effective from 15 November 2013. Dr Richard Hammel stood down as a Non-Executive Director effective from 12 February 2014 and Mr Pete Meyers appointed as a Non-Executive Director effective from 12 February 2014. Mr Marc Voigt replaced Mr Matthew Lehman as Executive Director and Chief Executive Officer on 9 July 2014.

The remuneration report is set out under the following main headings:

A	Principles used to determine the nature and amount of remuneration
B	Details of remuneration
C	Service agreements
D	Share-based compensation

A Principles used to determine the nature and amount of remuneration

Remuneration Policy

Remuneration of all Executive and Non-Executive Directors and Officers of the Company is determined by the Remuneration Committee.

Remuneration governance

The remuneration committee is a committee of the board. It is primarily responsible for making recommendations to the board on:

—	Non-Executive Director fees
—	remuneration levels of executive directors and other key management personnel
—	the over-arching executive remuneration framework and operation of the incentive plan, and
—	key performance indicators (KPI) and performance hurdles for the executive team.

Their objective is to ensure that remuneration policies and structures are fair and competitive and aligned with the long-term interests of the Company.

The Corporate Governance Statement provides further information on the role of this committee.

Non-Executive Directors’ fees

Non-executive directors’ fees are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at A$500,000 per annum and was approved by shareholders at the annual general meeting on 26 November 2010.

The remuneration paid to each director is inclusive of committee fees. No retirement benefits are

DIRECTORS’ REPORT CONTINUED

payable other than statutory superannuation, if applicable. Non-Executive Directors do not receive performance based bonuses and prior shareholder approval is required to participate in any issue of equity.

In the earlier stages of the Company’s development Non-Executive Directors were granted options in the Company as the Board considered it an appropriate means of attracting and retaining talented individuals to the Board given the fiscal constraints of a development stage company. The last of these options, which were approved at the Annual General Meeting in 2010, expired in December 2013. Whilst it was stated in the last Annual Report that the board did not intend to issue any further options to Non-Executive Directors, the Board believes that issuing options in lieu of cash for directors’ fees may still be appropriate in some circumstances in order to preserve cash. This is particularly so in light of the 3rd edition of the Corporate Governance Principles and Recommendations released by the ASX Corporate Governance Council (Council) on 27 March 2014, which in contrast to the 2nd edition, specifies that it is generally acceptable for non-executive directors to receive securities as part of their remuneration to align their interest with the interests of other security holders.

Executive remuneration policy and framework

In determining executive remuneration, the board aims to ensure that remuneration practices are:

—	competitive and reasonable, enabling the Company to attract and retain key talent from both the domestic and international market places,
—	aligned to the Company’s strategic and business objectives and the creation of shareholder value, transparent, and
—	acceptable to shareholders.

The executive remuneration framework has three components:

—	base pay and benefits, including superannuation
—	short-term performance incentives, and
—	long-term incentives through participation in employee option plans.

Executive remuneration mix

In accordance with the Company’s objective to ensure that executive remuneration is aligned to Company performance, a portion of the executives’ target pay is “at risk”.

Base pay and benefits

Executives receive their base pay and benefits structured as a total employment cost (TEC) package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives’ discretion. Non-financial benefits include health insurance. Executives are offered a competitive base pay that comprises the fixed component of pay and rewards.

Independent remuneration information is obtained from sources such as independent salary surveys to ensure base pay is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive’s pay is competitive with the market.

The Company is currently in the process of conducting clinical trials of CVac for ovarian and pancreatic cancer patients in various countries throughout the world. The Company continues to develop its global platform for the manufacturing and logistics for cellular based therapies. In order to obtain the experience required to achieve the Company’s goals, it has been necessary to recruit management from the international marketplace. Accordingly, executive pay is also viewed in light of the market from which our executives are recruited in order to be competitive with the relevant market.

An executive’s pay is also reviewed on promotion. There is no guaranteed base pay increases included in any executives’ contracts. Superannuation benefits are paid on behalf of Australian based executives.

At this stage of the Company’s development, shareholder return is enhanced by the achievement of milestones in the development of the Company’s products. The Company’s Remuneration Policy is not directly based on its financial performance, rather on industry practice, given the Company operates in the biotechnology sector and the Company’s primary focus is research activities with a

DIRECTORS’ REPORT CONTINUED

long term objective of developing and commercialising the research & development results.

The Company envisages its performance in terms of earnings will remain negative whilst the Company continues in the research and development phase. Shareholder wealth reflects this speculative and volatile market sector.

Short-term incentives

Executives have the opportunity to earn an annual short-term incentive (STI) depending on their accountabilities and impact on the organisation. STIs may be awarded at the end of a performance review cycle for meeting group and individual milestone achievements that align to the Company’s strategic and business objectives at the discretion of the board.

The remuneration committee is responsible for determining the amount of STI to be awarded. To assist in this assessment, the committee receives reports on performance from management. The committee has the discretion to adjust short term incentives downwards in light of unexpected or unintended circumstances.

In the current pre-commercialisation stage of the Company’s development, it is the Board’s preference to issue non-cash STIs.

Non-cash STIs are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2012 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests. As a result of that review, this ‘umbrella’ EIP was adopted to allow eligible executives to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in the United States, Germany, and Australia.

Long-term incentives

Long-term incentives are also provided to certain employees via the EIP which replaces the Global Employee Share Option Plan (GESOP). Whilst no LTIs have yet been granted under the EIP, it is the Board’s intention that any LTIs granted under the EIP will have a minimum vesting period of three years after the grant date.

Certain employees hold options which were granted under the previous GESOP or ESOP plans. The GESOP was approved by shareholders at the 2011 annual general meeting and was designed to provide long-term incentives for executives to deliver long-term shareholder returns.

Under GESOP, participants were granted options which vested after 12 months if the employees were still employed by the group at the end of the vesting period. Participation in the plan is at the board’s discretion and no individual had a contractual right to participate in the plan or to receive any guaranteed benefits.

The establishment of the ESOP Plan was approved by shareholders on 30 April 2010. The Company has ceased to issue options under the ESOP. The ESOP was designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Participation in the plan was at the board’s discretion and no individual had a contractual right to participate in the plan or to receive any guaranteed benefits. Options under the ESOP vested on grant date.

Voting and comments made at the Company’s 2013 Annual General Meeting

The Company received a 92.09% “yes” vote on its remuneration report for the 2013 financial year. The Company addressed specific feedback at the AGM or throughout the year on its remuneration practices.

DIRECTORS’ REPORT CONTINUED

B Details of remuneration

Amounts of remuneration

Details of the remuneration of the directors and key management personnel (defined as those who have the authority and responsibility for planning, directing and controlling the major activities of the consolidated entity) are set out in the following tables.

30 June 2014	Short-term Benefits			Post Employment Benefits	Long- term Benefits		Share-based Payments	Total

	Cash salary and fees	Cash bonus	Non Monetary	Super- annuation	Long service leave	Termi- nation benefits	Options Issued
	$	$	$	$	$	$	$	$
Non-Executive Directors

Ms L Turnbull, AO	137,835	-	-	12,750	-	-	-	150,585

Mr A Wong	84,232	-	-	7,792	-	-	-	92,024

Dr R Hammel[1]	63,682	-	-	-	-	-	-	63,682

Mr M Rogers[2]	28,716	-	-	2,656	-	-	-	31,372

Dr R Howard	90,000	-	-	-	-	-	-	90,000

Mr Pete Meyers[3]	-	-	-	-	-	-	-	-

Executive Directors

Mr M Lehman	364,429	-	22,783	-	-	-	6,093	393,305

Other Key Management Personnel

Dr S Gargosky	325,614	-	1,445	-	-	-	15,027	342,086

Mr M Voigt	232,658	17,580	4,140	-	-	-	14,021	268,399
Ms D Miller	160,000	-	-	14,800	2,379	-	6,778	183,957

	1,487,166	17,580	28,368	37,998	2,379	-	41,919	1,615,410
[1]	Dr Richard Hammel stepped down as a non-executive director effective from 12 February 2014. He remained as a consultant with the company until 30 June 2014.
[2]	Mr Martin Rogers stepped down as a non-executive director effective from 15 November 2013.
[3]

Mr Pete Meyers was appointed as a non-executive director on 12 February 2014. Mr Meyers will be paid up to $105,000 per annum in equity or cash in lieu of equity if the terms of the equity grant is not approved by shareholders at the next AGM. No remuneration has been paid to Mr Meyers for the period of service to 30 June 2014.

30 June 2013	Short-term Benefits			Post Employment Benefits	Long- term Benefits		Share-based Payments	Total

	Cash salary and fees	Cash bonus	Non Monetary	Super- annuation	Long service leave	Termi- nation benefits	Options Issued
	$	$	$	$	$	$	$	$
Non-Executive Directors

Ms L Turnbull, AO	156,052	-	-	14,045	-	-	-	170,097

Mr A Wong	117,281	-	-	10,555	-	-	-	127,836

Dr R Hammel	107,858	-	-	-	-	-	-	107,858

Mr M Rogers[1]	45,916	-	-	4,132	-	-	-	50,048

Dr R Howard[3]	15,000	-	-		-	-	-	15,000

Executive Directors

Mr M Rogers[1]	141,667	-	-	4,167	-	-	-	145,834

Mr M Lehman[2]	312,270	-	16,178	-	-	-	63,408	391,856

Other Key Management Personnel

Dr N Frazer[4]	241,877	-	28,076	-	-	81,735	45,285	396,973

DIRECTORS’ REPORT CONTINUED

30 June 2013	Short-term Benefits			Post Employment Benefits	Long- term Benefits		Share-based Payments	Total

	Cash salary and fees	Cash bonus	Non Monetary	Super- annuation	Long service leave	Termi- nation benefits	Options Issued
	$	$	$	$	$	$	$	$

Mr I Bangs[5]	111,847	-	-	10,066	-	67,864	23,083	212,860

Dr S Gargosky	290,226	-	760	-	-	-	32,759	323,745

Mr M Voigt	189,994	23,887	3,525	-	-	-	21,059	238,465
Ms D Miller[6]	94,256	10,000	-	9,383	-	-	-	113,639

	1,824,244	33,887	48,539	52,348	-	149,599	185,594	2,294,211
[1]

Mr Martin Rogers stood down as CEO, effective from 31 August 2012 and remains on the board as a non-executive director effective from 1 September 2012. Mr Rogers‘ cash salary and fees includes a lump sum payment of $85,000 in lieu of notice for his resignation as CEO.

[2]	Mr Matthew Lehman became Chief Executive Officer effective from 1 September 2012.
[3]	Dr Russell Howard was appointed as a Non-Executive Director on 8 May 2013.
[4]	Dr Neil Frazer stood down as Chief Medical Officer effective 30 June 2013. Dr. Frazer continues to advise the Company as a consultant through to 31 December 2013.
[5]	Following a restructure of the business, Mr Ian Bangs‘ role as CFO & Company Secretary became redundant on 31 December 2012.
[6]

Ms Deanne Miller commenced employment as General Counsel on 17 October 2012, initially on a part-time basis. Ms Miller was appointed as General Counsel & Company Secretary on 26 October 2012 and commenced full-time employment on 1 February 2013.

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

Name	Fixed remuneration		At risk – STI		At risk – LTI*
	2014	2013	2014	2013	2014	2013
Non-Executive directors
Ms L Turnbull, AO	100%	100%	-	-	-	-
Mr A Wong	100%	100%	-	-	-	-
Dr R Hammel	100%	100%	-	-	-	-
Mr M Rogers	100%	100%	-	-	-	-
Dr R Howard	100%	100%	-	-	-	-
Mr Pete Meyers	-	-	-	-	-	-
Executive directors
Mr M Lehman	98%	84%	-	-	2%	16%
Other Key Management Personnel
Dr N Frazer	-	89%	-	-	-	11%
Mr I Bangs	-	89%	-	-	-	11%
Dr S Gargosky	96%	90%	-	-	4%	10%
Mr M Voigt	88%	81%	7%	10%	5%	9%
Ms D Miller	96%	90%	-	10%	4%	-
*	The percentage applying to LTI is based on the value of the share based payment to the total remuneration.

DIRECTORS’ REPORT CONTINUED

C Service agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements. The service agreements specify the components of remuneration, benefits and notice periods. Participating in the STI and LTI plans is subject to the Board’s discretion. Compensation paid to key management personnel is determined by remuneration committee on an annual basis with reference to market salary surveys. Determination of compensation for Non-Executive Directors is detailed on page 17, 18, 19, 20, and 21 on the directors’ report. Details of the current terms of these agreements are below. Unless stated otherwise, all salaries quoted below are as at 30 June 2014.

Mr Marc Voigt	-	Executive Director & CEO (previously Chief Business Officer & Chief Financial Officer)
Agreement commenced:	-	9 July 2014
Details	-

The initial term is for a period of 3 years. Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract.

The contract can be terminated by either party upon at least 3 months’ notice if notice is provided within the first 6 months’ of the commencement date. Thereafter it can be terminated by either party upon 6 months’ notice.

Prima may make payments in lieu of the period of notice, or for any unexpired part of that notice period.

Base salary including superannuation	-	EUR 195,000 (Salary as Executive Director & CEO effective 9 July 2014. Previously EUR 157,500 as CFO & CBO).

Dr Sharron Gargosky	-	Chief Technical Officer
Agreement commenced:	-	1 June 2011
Details	-	The agreement can be terminated with 3 months notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	-	USD 300,000

Ms Deanne Miller	-	General Counsel & Company Secretary
Agreement commenced:	-	13 October 2012
Details	-	The agreement can be terminated with 3 months notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	-	AUD 174,800

Mr Matthew Lehman	-	Former Executive Director & CEO
Agreement commenced:	-	1 September 2012
Details	-	This agreement was terminated on 9 July 2014. Mr Lehman is entitled to receive 6 months’ severance pay to be paid monthly over the 6 month period following his termination.
Base salary including superannuation	-	USD 335,760

Key management personnel have no entitlement to termination payments in the event of removal for misconduct or gross negligence.

DIRECTORS’ REPORT CONTINUED

D Share-based compensation

Issue of shares

There were no shares issued to directors and key management personnel as part of compensation during the year ended 30 June 2014.

Options

The terms and conditions of each grant of options affecting remuneration in this financial year or future reporting years are as follows:

Grant date	Vesting date and exercisable date	Expiry date	Exercise price	Value per option at grant date	% Vested
			$	$
6 December 2010	30 June 2013	6 December 2014	0.100	0.057	100
3 November 2011	3 November 2012	3 November 2014	0.279	0.087	100
26 August 2011	26 August 2011	6 December 2014	0.100	0.127	100
3 January 2012	3 January 2013	3 January 2015	0.233	0.087	100
1 August 2012*	31 December 2012	1 August 2015	0.185	0.051	100
1 August 2012	1 August 2013	1 August 2015	0.185	0.051	100
16 November 2012	1 August 2013	1 August 2015	0.185	0.058	100
20 February 2013	20 February 2014	20 February 2016	0.173	0.055	100
23 December 2013	1 July 2015	30 June 2018	0.077	0.028	66.6
24 January 2014	24 January 2014	30 June 2018	0.077	0.028	100
*	Relates to options issued to Ian Bangs that were fully vested as part of his termination employment

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share.

The exercise price of options under the EIP was based on amount equal to the 30 day VWAP of the Company’s shares traded on the ASX as at 27 August 2013, being the date on which the Remuneration Committee met to determine to grant the options. The EIP Rules allow Board discretion as to setting an exercise price. The exercise price for the grant of options under the EIP was equivalent to 194% of the market price on the day the options were issued on 24 December 2014.

The exercise price of options granted under the GESOP is based on the seven days weighted average price at which the Company’s shares are traded on the ASX immediately prior to and including the date of grant of the Option multiplied by 150%.

Details of options over ordinary shares in the Company provided as remuneration to each director and each of the key management personnel are set out below. When exercisable, each option is convertible into one ordinary share. The table further shows the percentages of the options granted under the Employee Option Plan that vested and/or were forfeited during the year. Further information on the options is set out in note 29 to the financial statements.

The share-based payment expense for options granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

DIRECTORS‘ REPORT CONTINUED

Shares provided on exercise of remuneration options

No ordinary shares in the Company have been issued as a result of the exercise of remuneration options by a director.

Details of bonuses and share-based compensation

For each cash bonus and grant of options included in the tables on pages 20 and 21, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the vesting criteria is set out below.

Name	Cash bonus		Share-based compensation benefits (options)
	Paid	For-feited	Year granted		No Granted	Value of options at grant date	Vested	Number of options vested during the year	For-feited	Financial years in which options may vest
	%	%				$	%		%
Mr M Lehman	-	-	2012 2013	* ***	2,000,000 1,200,000	253,415 63,408	100 -	2,000,000 -	- -	2012 2014
Dr N Frazer	-	-	2010	****	2,000,000	114,400	100	2,000,000	-	2013
Mr I Bangs	-	-	2013	**	450,000	23,083	100	450,000	-	2013
Dr S Gargosky	-	-	2012 2013	** **	200,000 700,000	17,397 32,759	100 -	200,000 700,000	- -	2013 2014
Ms D Miller	-	-	2014	*****	363,636	10,167	67	242,424	-	2014 2015
Mr M Voigt	100	-	2013 2014	** *****	450,000 643,629	21,059 17,996	- 67	450,000 429,086	- -	2014 2014 & 2015
*	Options were granted under the ESOP and vested immediately on grant date (refer to page 19 – “Long term incentives”)
**	Options were granted under the GESOP and vested after a period of twelve months from the grant date (refer to page 19 – “Long term incentives”)
***	Options were approved at the annual general meeting held on 16 November 2012.
****	Dr Frazer’s options were approved at the annual general meeting held on 26 November 2010.
*****	Options were granted under the EIP and vest in three equal tranches as follows:

•	33.3% to vest on December 31, 2013
•	33.3% to vest on June 30, 2014
•	33.3% to vest on June 30, 2015

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The options are subject to accelerated vesting according to agreed terms in each person’s employment contract.

The Options are exercisable at an exercise price of A$ 0.0774 per Share at any time after vesting and prior to 5pm on 30 June 2018 (Expiry Date).

Equity instruments held by key management personnel

The tables on the following page show the number of:

(i) Options over ordinary shares in the company

(ii) Shares in the company

That were held during the financial year by key management personnel of the group, including their close family members and entities related to them.

There were no shares granted during the reporting period as compensation.

(i) Options holdings

2014	Balance at start of the year	Granted	Exercised	Other Changes*	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares

Ms Lucy Turnbull, AO	14,439,894	-	-	(10,000,000)	4,439,894	4,439,894	-

Mr Albert Wong	7,500,000	-	-	(7,500,000)	-	-	-

Mr Martin Rogers	12,500,000	-	-	(10,000,000)	2,500,000	2,500,000	-

Dr Richard Hammel	5,000,000	-	-	(5,000,000)	-	-	-

Dr Russell Howard	-	-	-	-	-	-	-

Mr Pete Meyers	-	-	-	-	-	-	-

Mr Matthew Lehman	2,104,441	-	-	-	2,104,441	2,104,441	-

Dr Sharron Gargosky	900,000	637,275	-	-	1,537,275	1,324,850	212,425

Mr Marc Voigt	528,125	643,629	-	-	1,171,754	957,211	214,543

Ms Deanne Miller	-	363,636	-	-	363,636	242,424	121,212

	42,972,460	1,644,540	-	(32,500,000)	12,117,000	11,568,820	548,180
*	The above options during the year ended 30 June 2014 was lapsed.

DIRECTORS’ REPORT CONTINUED

(ii) Shares holdings

2014	Balance at start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year

Ordinary shares

Ms Lucy Turnbull, AO	17,759,576	-	2,300,000	20,059,576

Mr Albert Wong	3,537,500	-	-	3,537,500

Mr Martin Rogers**	20,542,179	-	-	20,542,179

Dr Richard Hammel**	10,444,987	-	-	10,444,987

Dr Russell Howard	-	-	-	-

Mr Pete Meyers	-	-	-	-
Mr Matthew Lehman	1,617,763 4,400*	- -	- 28,306*	1,617,763 32,706*

Dr Sharron Gargosky	25,000*	-	(25,000*)	-
Mr Marc Voigt	620,000 150*	- -	100,000 -	720,000 150*

Ms Deanne Miller	-	-	-	-

Total ordinary shares	54,522,005	-	2,400,000	56,922,005

Total ADR	29,550	-	3,306	32,856
*	American Depository Receipts (ADR) traded on the NASDAQ
**	As the date of resignation

Shares under option

Unissued ordinary shares of Prima BioMed Ltd under option at the date of this report are as follows:

Date options granted	Expiration Date	Exercise Price	Number	Listed/Unlisted Options
9 November 2009	9 November 2014	$0.269	1,884,253	Unlisted
8 December 2009	8 December 2014	$0.236	1,884,253	Unlisted
12 January 2010	12 January 2015	$0.227	1,061,411	Unlisted
12 February 2010	12 February 2015	$0.235	1,118,211	Unlisted
18 March 2010	18 March 2015	$0.2277	1,075,269	Unlisted
6 May 2010	6 May 2015	$0.2500	500,000	Unlisted
20 May 2010	19 May 2015	$0.235	1,055,011	Unlisted
6 December 2010**	6 December 2014	$0.100	2,000,000	Unlisted
26 August 2011**	26 August 2014	$0.100	500,000	Unlisted
1 February 2011	1 February 2016	$0.339	740,741	Unlisted
03 November 2011**	03 November 2014	$0.279	100,000	Unlisted
03 March 2012**	03 January 2015	$0.2329	100,000	Unlisted
01 August 2012**	01 August 2015	$0.1850	1,600,000	Unlisted
16 November 2012**	01 August 2015	$0.1850	1,200,000	Unlisted
20 February 2013**	20 February 2016	$0.1730	200,000	Unlisted
19 June 2013*	19 June 2017	$0.200	77,378,696	Listed
23 December 2013**	30 June 2018	$0.0774	1,758,176	Unlisted
24 January 2014**	30 June 2018	$0.0774	165,116	Unlisted
			94,321,137

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

* Included in these options were options purchased by the directors and the five most highly remunerated employees during the year.

** Included in these options were options granted as remuneration to the directors and the five most highly remunerated during the year. Details of options granted to the key management personnel are disclosed on page 23 above. In addition, the following options were granted to officers who are

DIRECTORS’ REPORT CONTINUED

among the five highest remunerated officers of the Company and the group, but are not key management persons and hence not disclosed in the remuneration report:

Name of officer	Date granted	Issue price of option	Number of options granted
Ms Marta Schilling	20 February 2013 24 January 2014	$ 0.173 $ 0.0774	200,000 165,116

Indemnity and insurance of officers

During the financial year, the Company paid a premium to insure the directors and officers of the Company and its controlled entities.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings.

This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.

Indemnity and insurance of auditor

The Company has not during or since the financial year indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit services

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the group are important.

The board of directors has considered the position and, in accordance with advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

—	all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor
—	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

DIRECTORS’ REPORT CONTINUED

During the year the following fees were paid or payable for non-audit services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Consolidated
	30 June 2014	30 June 2013
	$	$

Other services

PwC Australian firm:

Other consulting	12,500	-

Other audit firm (MDHC)

Preparation of the tax return and other consulting	-	9,841

Total remuneration fo non-audit services	12,500	9,841

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 34.

Auditor

PwC continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors.

On behalf of the directors

Lucy Turnbull, AO

Chairman

Sydney

27 August 2014

CORPORATE GOVERNANCE REPORT

The Board of Directors continues to adopt a Corporate Governance framework appropriate for the size, complexity and operations of the Company and its subsidiaries. The board continues to review the framework and the practices in place to ensure they meet the interests of Shareholders.

Unless otherwise stated, the Company’s Corporate Governance arrangement’s meet the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations. All charters and policies, referred to in this report are available on the Company’s website www.primabiomed.com.au or on request from the Company.

Lay solid foundations for management and oversight

The relationship between the board and senior management is critical to the group’s long-term success. The directors are responsible to the shareholders for the performance of the group in both the short and the longer term and seek to balance sometimes competing objectives in the best interests of the group as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the group is properly managed.

The responsibilities of the board are outlined in the Prima Biomed Board Charter and include:

—	providing strategic guidance to the group including contributing to the development of and approving the corporate strategy
—	reviewing and approving business plans, the annual budget and financial plans including available resources and major capital expenditure initiatives
—	overseeing and monitoring:
-	organisational performance and the achievement of the group’s strategic goals and objectives
-	the process for making timely and balanced disclosure of all material information concerning the entity that might be expected to have a material effect on the value of the Company’s securities
-	progress in relation to the Company’s diversity objectives and compliance with its diversity policy
-	progress of major capital expenditures and other significant corporate projects including any acquisitions or divestments
—	monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company’s auditors
—

appointment, performance assessment and, if necessary, removal of the managing director ratifying the appointment and/or removal and contributing to the performance assessment for the members of the senior management

—	approving the Company’s remuneration framework
—	ensuring there are effective management processes in place and approving major corporate initiatives
—	enhancing and protecting the reputation of the organisation
—	overseeing the operation of the group’s risk management framework and setting the risk appetite within which the Board expects management to operate
—	ensuring appropriate resources are available to senior management.

Management is responsible for implementing the Company’s corporate strategy and operating within a risk appetite set by the Board. Management is responsible for the day to day running of the affairs of the consolidated entity and policy initiatives are formally delegated by the board to the managing director and senior executives. Management is also responsible for providing the Board with accurate, timely and clear information to enable the Board to perform its duties.

Structure the board to add value

The board is to be comprised of both executive and non-executive directors with a majority of non-executive directors. Non-executive directors bring a fresh perspective to the board’s consideration of strategic, risk and performance matters. In recognition of the importance of independent views and the board’s role in supervising the activities of management, the Chair is an independent non-executive director, the majority of the board are independent of management and, all directors are

CORPORATE GOVERNANCE REPORT CONTINUED

required to exercise independent judgement and review and constructively challenge the performance of management.

The Chair is elected by the full board and is required to meet regularly with the managing director. The Company maintains a mix of directors on the board from different genders, age groups, ethnicity and cultural and professional backgrounds who have complementary skills and experience.

The board is required to consider the appropriate mix of skills required by the board to maximise its effectiveness, its contribution to the group and to enable it to discharge its duties and responsibilities effectively.

The board seeks to ensure that at any point in time, its membership represents an appropriate balance between directors with experience and knowledge of the group and directors with an external or fresh perspective and that the size of the board is conducive to effective discussion and efficient decision-making.

The board has determined that an independent director must be a non-executive and:

—	is not a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company
—	is or has not been employed in an executive capacity by the Company or any other group member within three years before commencing to serve on the board
—

has not within the last three years been a principal of a material professional adviser or a material consultant to the Company or any other group member, or an employee materially associated with the service provided

—	is not a material supplier or customer of the Company or any other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer
—	does not have a material contractual relationship with the Company or a controlled entity other than as a director of the group
—	is free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s independent exercise of their judgement.

Each director has a written agreement setting out the terms of his or her appointment,

Details of the members of the board, their experience, expertise, qualifications and term of office, are set out in the directors’ report under the heading ‘Information on directors’. At the date of signing the directors’ report, there are five non-executive directors, none of whom have relationships adversely affecting their independence and so are deemed independent. There is also one executive director on the board.

The roles of Chairman and Chief Executive Officer are not exercised by the same individual.

The Directors have the right to take independent professional advice at the expense of the Company as they determine necessary to carry out their duties.

The Company Secretary is accountable to the Board, through the Chair, on all matters relating to the proper functioning of the Board.

Performance evaluation

The board undertakes continuing self-assessment of its collective performance, the performance of the Chair and of its committees. The assessment also considers the adequacy of access to information and the support provided by management. Any action plans are documented together with specific performance goals which are agreed for the coming year. The Chair undertakes assessments of the performance of individual directors by meeting privately with each director to discuss this assessment.

The Board recognises the importance of performance evaluations and will continually assess the necessity and timing of future performance evaluations.

CORPORATE GOVERNANCE REPORT CONTINUED

Senior Executives are subject to an annual performance evaluation. Each year, senior executives (including the CEO) establish a set of performance targets. These targets are aligned to the overall corporate strategy and strategic goals. In the case of the CEO, these targets are agreed between the CEO and the Remuneration Committee and approved by the full Board.

Audit & Risk Committee

The membership of the Audit & Risk Committee comprises Non-Executive Directors only. The Chairman of the Audit & Risk Committee is a Non-Executive Director who is not the Chairman of the Board. The members of the Audit & Risk Committee are financially literate and have an appropriate understanding of the industry in which the group operates.

The main responsibilities of the committee are to:

—	review, assess and approve the annual full and the half-year financial report and all other financial information published by the Company or released to the market
—	assist the board in reviewing the effectiveness of the organisation’s internal control environment
—	oversee the effective operation of the risk management framework
—	recommend to the board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and assess performance
—	consider the independence and competence of the external auditor on an ongoing basis
—	review and approve the level of non-audit services provided by the external auditors and ensure it does not adversely impact on auditor independence
—	review and monitor related party transactions and assess their propriety
—	report to the board on matters relevant to the committee’s role and responsibilities.

In fulfilling its responsibilities, the Audit & Risk Committee:

—	receives regular reports from management and the external auditors
—	meets with the external auditors at least twice a year, or more frequently if necessary
—	reviews the processes the CEO and CFO have in place to support their certifications to the board
—	reviews any significant disagreements between the auditors and management, irrespective of whether they have been resolved
—	meets separately with the external auditors at least twice a year without the presence of management
—	provides the external auditors with a clear line of direct communication at any time to either the Chair of the Audit & Risk Committee or the Chair of the board.

The Audit & Risk Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

The role of the Audit & Risk Committee is to oversee the integrity the Company’s financial reporting process. Details of the role of the Audit & Risk Committee are provided in the Audit & Risk Committee Charter.

The Audit & Risk Committee has direct and unlimited access to the external Auditor.

Remuneration Committee

The membership of the Remuneration Committee only comprises Non-Executive Directors. The Chairman of the Audit & Risk Committee is a Non-Executive Director.

The remuneration committee operates in accordance with its Charter. A copy of the Charter is available on the Company’s website. The remuneration committee advises the board on remuneration and incentive policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors. Committee members receive information from external remuneration experts on recent developments on remuneration and related matters.

Each member of the senior executive team signs a formal employment contract at the time of their appointment covering a range of matters including their duties, rights, responsibilities and any entitlements on termination. The standard contract refers to a specific formal job description. This job

CORPORATE GOVERNANCE REPORT CONTINUED

description is reviewed by the remuneration committee on an annual basis and, where necessary, is revised in consultation with the relevant employee.

Further information on directors’ and executives’ remuneration, including principles used to determine remuneration, is set out in the Directors’ Report under the heading ‘Remuneration Report’. The committee also assumes responsibility for overseeing management succession planning, including the implementation of appropriate executive development programmes and ensuring adequate arrangements are in place, so that appropriate candidates are recruited for later promotion to senior positions. This includes overseeing processes in relation to meeting diversity objectives for executives and staff below board level.

Non-Executive Directors are paid their fees out of the maximum aggregate amount approved by shareholders for the remuneration of Non-Executive Directors. Non-Executive Directors do not receive performance based bonuses and do not participate in equity schemes of the Company without prior shareholder approval.

Current remuneration is disclosed in the Remuneration Report on Page 20.

Nomination committee

The Board believes that the Company is not of size, nor are its financial affairs of such complexity, to justify the establishment of a Nomination Committee of the Board of Directors as recommended by the ASX Corporate Governance Council. All matters which might be properly dealt with by a Nomination Committee are considered by full Board of Directors.

The Board assesses its composition to ensure that it has the skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities in this area effectively. The Board considers the necessity to establish a Nomination Committee annually.

External auditors

The Company policy, as defined in the Audit & Risk Committee Charter is to appoint external auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually and applications for tender of external audit services are requested as deemed appropriate, taking into consideration assessment of performance, existing value and tender costs. The engagement partner of the external auditor is to be rotated every 5 years and, once the partner appointment has ceased, not allowed to rotate back for a further period of 5 years.

The external auditor will attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Diversity Policy

The Company recognises that both gender and other forms of diversity are important and will seek to promote gender diversity of its Board and to facilitate a range of diversity initiatives throughout the Company.

At present the Board does not have a formal diversity policy as recommended by the ASX Corporate Governance Council’s Principles and Recommendations. The Board believes that the Company is not of a size nor does not have a significant workforce to require a formal diversity policy. A diversity policy will be formalised as Company develops and grows. At present the Board ensures that appropriate procedures and measures are introduced and responsibilities delegated to the Remuneration committee to ensure that the both the Board’s and the Company’s diversity objectives.

At the date of release of the 2014 Annual Report, the Company has 58% of its employees being female. The Board is comprised of five directors with the Chairman being female. This is a participation rate of 20%.

Acting Ethically and Responsibly

The Company has a code of conduct which has been fully enforced by the board and applies to all directors and employees. The code requires the highest standards of behaviour and professionalism together with the practices necessary to maintain confidence in the group and to ensure that the group fulfils its legal obligations and reasonable expectations of the its stakeholders.

CORPORATE GOVERNANCE REPORT CONTINUED

All Company personnel must act with the utmost integrity and objectivity in carrying out their roles and responsibilities for the Company.

Share trading policy

Whilst the Board encourages its Directors and employees to own securities in the Company, it is also mindful of its responsibility that the Company complies with the Corporations Act 2001 pertaining to ‘insider trading’ and its ‘proper duties in relation to the use of insider trading’.

To ensure that the above issues comply with the requirements of the Corporations Act 2001, the Board has established and implemented a policy on share trading in the Company’s securities by Directors and employees.

Essentially, the policy restricts Directors and employees from acting on material information until it has been released to the market, adequate time has been given for this to be reflected in the securities prices, and implements restrictions on share trading in the Company’s securities by Directors and employees during ‘Black-out periods’ as defined by the Share Trading Policy.

Continuous disclosure and shareholder communication

The Company has a continuous disclosure policy which sets out the procedures on the disclosure of any information concerning the group that a reasonable person would expect to have a material effect on the price of the Company’s securities. These procedures also include the arrangements the Company has in place to promote communication with shareholders and encourage effective participation at general meetings.

The General Counsel and Company Secretary has been nominated as the person responsible for communications with the Australian Securities Exchange (ASX), NASDAQ, and Deutsche Börse. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and coordinating information disclosure to the ASX, NASDAQ, Deutsche Börse, analysts, brokers, shareholders, the media and the public.

When analysts are briefed on aspects of the group’s operations, the material used in the presentation is released to the ASX and posted on the Company’s website. Procedures have also been established for reviewing whether any price sensitive information has been inadvertently disclosed and, if so, this information is also immediately released to the market.

Shareholders either receive a copy of the Company’s annual reports either by post or through electronic means. All Company announcements, media briefings, details of Company meetings, press releases are available on the Company’s website. The Company arranges for advance notification of significant group briefings and makes them widely accessible, including through the use of webcasting.

Recognise and manage risk

The board is responsible for satisfying itself annually, or more frequently as required, that management has developed and implemented a sound system of risk management and internal control. Detailed work, particularly in respect of the Company’s s404 Sarbanes Oxley internal control reporting obligations and its financial reporting and external audit processes, are delegated to the Audit & Risk Committee and reviewed by the full board. The Audit & Risk Committee is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. They monitor the Company’s risk management by overseeing management’s actions in the evaluation, management, monitoring and reporting of material operational, financial, compliance and strategic risks. In providing this oversight, the committee:

—

reviews the framework and methodology for risk identification, the degree of risk the Company is willing to accept, the management of risk and the processes for auditing and evaluating the Company’s risk management system

—	reviews group-wide objectives in the context of the abovementioned categories of corporate risk
—	reviews and, where necessary, approves guidelines and policies governing the identification, assessment and management of the Company’s exposure to risk

CORPORATE GOVERNANCE REPORT CONTINUED

—	reviews and approves the delegations of financial authorities and addresses any need to update these authorities on an annual basis, and
—	reviews compliance with agreed policies.

The committee recommends any actions it deems appropriate to the board for its consideration. Management is responsible for designing, implementing and reporting on the adequacy of the Company’s risk management and internal control system and has to report to the Audit & Risk Committee on the effectiveness of:

—	the risk management and internal control system during the year, and
—	the Company’s management of its material business risks.

At present the Company does not have an Internal Audit Function as recommended by the ASX Corporate Governance Council’s Principles and Recommendations. The Board is of the view that the Company is not of a size or complexity that would require a formal internal audit function. At present the company undertakes periodic internal and external reviews of its system of risk management and internal control and seeks the advice and recommendations of its external auditor in relation to its system of financial control and compliance.

Corporate reporting

Each financial reporting period, the CEO provides a declaration to the Board that in accordance with Recommendation 4.2 of ASX Corporate Governance Council’s Principles and Recommendations, that,

(i)	in their opinion:
—	the financial records of the Company have been properly maintained, and
—	the financial statements comply with the Australian Accounting Standards and give a true and fair view of the financial position and performance of the Company
(ii)	the above opinion has been formed based on a sound system of risk management and internal which is operating effectively.

Auditor’s Independence Declaration

As lead auditor for the audit of Prima BioMed Ltd for the year ended 30 June 2014, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Prima BioMed Ltd and the entities it controlled during the period.

Rod Dring	Sydney
Partner	27 August 2014
PricewaterhouseCoopers

34

FINANCIAL REPORT

General information

These financial statements are the consolidated financial statements of the consolidated entity consisting of Prima BioMed Ltd and its subsidiaries. The financial statements are presented in the Australian currency.

Prima BioMed Ltd is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 7

151 Macquarie Street

Sydney NSW 2000

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 6 to 9 and in the directors’ report on pages 10 to 27, both of which are not part of these financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 27 August 2014. The directors have the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely and complete.

All press releases, financial reports and other information are available on our website: www.primabiomed.com.au

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2014

	Note	Consolidated Group
		30 June 2014	30 June 2013
		$	$
OTHER INCOME
License income		15,929	-
Grant income		2,004,198	1,648,725
Gain on foreign exchange		406,628	1,417,613
Interest income		713,311	939,056
Total other income		3,140,066	4,005,394

Expenses
Research & development and intellectual property	5	(11,930,857)	(14,005,259)
Corporate administrative expenses	5	(4,092,623)	(4,851,195)
Depreciation and amortisation expense	5	(446,360)	(254,024)
Changes in fair value of derivative financial instruments		-	(33,714)
Loss before income tax expense		(13,329,774)	(15,138,798)
Income tax expense	6	(13,607)	(86,873)
Loss after income tax expense for the year		(13,343,381)	(15,225,671)

Other Comprehensive Income
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		(57,421)	(35,332)
Other comprehensive loss for the year, net of tax		(57,421)	(35,332)
Total comprehensive loss for the year		(13,400,802)	(15,261,003)

Loss for the year is attributable to
Owners of Prima BioMed Ltd		(13,343,381)	(15,225,671)
		(13,343,381)	(15,225,671)

Total comprehensive income for the year is attributable to
Owners of Prima BioMed Ltd		(13,400,802)	(15,261,003)
		(13,400,802)	(15,261,003)

		Cents	Cents
Basic earnings per share	28	(1.09)	(1.42)
Diluted earnings per share	28	(1.09)	(1.42)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2014

	Note	Consolidated Group
		30 June 2014	30 June 2013
		$	$
ASSETS
Current assets
Cash and cash equivalents	7	14,200,042	22,023,143
Current receivables	9	196,407	200,477
Held-to-maturity investments	8	9,000,000	8,000,000
Other current assets	10	1,287,359	1,584,679
Total current assets		24,683,808	31,808,299

Non-current assets
Plant and equipment	11	577,264	834,678
Intangibles	12	116,883	171,321
Total non-current assets		694,147	1,005,999
TOTAL ASSETS		25,377,955	32,814,298

Current liabilities
Trade and other payables	13	2,652,277	3,468,553
Derivative financial instruments	15	-	33,714
Current tax payable		16,990	27,065
Employee benefits	14	101,569	30,800
Total current liabilities		2,770,836	3,560,132

Non-current liabilities
Employee benefits	16	14,799	5,748
Total non-current liabilities		14,799	5,748
TOTAL LIABILITIES		2,785,635	3,565,880
NET ASSETS		22,592,320	29,248,418

EQUITY
Contributed equity	17	149,014,372	142,326,977
Reserves	18	1,882,674	1,882,786
Accumulated losses		(128,304,726)	(114,961,345)
Equity attributable to the owners of Prima BioMed Ltd		22,592,320	29,248,418
TOTAL EQUITY		22,592,320	29,248,418

The above consolidated balance sheet should be read in conjunction with the accompanying notes

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2014

Consolidated	Issued Capital	Reserves	Retained earnings	Total equity

	$	$	$	$
Balance at 1 July 2012	136,712,525	181,020	(99,735,674)	37,157,871
Other comprehensive loss for the year, net of tax	-	(35,332)	-	(35,332)
Loss after income tax expense for the year	-	-	(15,225,671)	(15,225,671)
Total comprehensive loss for the year	-	(35,332)	(15,225,671)	(15,261,003)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	5,614,452	-	-	5,614,452
Issue of options	-	1,547,574	-	1,547,574
Employee options scheme	-	189,524	-	189,524
Balance at 30 June 2013	142,326,977	1,882,786	(114,961,345)	29,248,418
Other comprehensive loss for the year, net of tax	-	(57,421)	-	(57,421)
Loss after income tax expense for the year	-	-	(13,343,381)	(13,343,381)
Total comprehensive loss for the year	-	(57,421)	(13,343,381)	(13,400,802)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	6,687,395	-	-	6,687,395
Employee options scheme	-	57,309	-	57,309
Balance at 30 June 2014	149,014,372	1,882,674	(128,304,726)	22,592,320

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2014

	Note	Consolidated Group
		30 June 2014	30 June 2013
		$	$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of goods and services tax)		(16,928,382)	(18,921,138)
License income		15,929	-
Interest received		704,778	1,295,095
Tax paid		(23,684)	(59,808)
Grant income		2,004,198	1,648,725
Net cash (outflow) from operating activities		(14,227,161)	(16,037,126)

Cash flows related to investing activities
Investment to term deposit		(9,000,000)	(8,000,000)
Funds from maturity of investment on term deposit		8,000,000	21,045,423
Payments for plant and equipment		(103,675)	(507,924)
Net cash (outflow)/inflow from investing activities		(1,103,675)	12,537,499

Cash flows related to financing activities
Proceeds from issue of shares and options		6,845,001	7,714,250
Share issue transaction costs		(157,606)	(552,224)
Net cash inflows from financing activities		6,687,395	7,162,026
Net (decrease)/increase in cash and cash equivalents		(8,643,441)	3,662,399
Effect of exchange rate on cash and cash equivalent		820,340	1,369,028
Cash and cash equivalents at the beginning of the year		22,023,143	16,991,716
Cash and cash equivalents at the end of the year	7	14,200,042	22,023,143

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.

(a) Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. Prima BioMed Ltd is a for-profit entity for the purpose of preparing the financial statement.

(i) Compliance with IFRS

The consolidated financial statements of the Prima BioMed Ltd group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii) New and amended standards adopted by the group

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2013 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods.

(iii) Early adoption of standards

The group has not elected to apply any pronouncements before their operative date in the annual reporting period beginning 1 July 2013.

(iv) Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, financial assets and liabilities (including derivative financial instruments) at fair value through profit or loss.

(v) Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

(b) Principles of consolidation

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(c) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(d) Foreign currency translation (continued)

The consolidated financial statements are presented in Australian dollars, which is the Prima BioMed Ltd’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the income statement, within finance costs. All other foreign exchange gains and losses are presented in the income statement on a net basis within other income or other expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognised in other comprehensive income.

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet
•

income and expenses for each income statement and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

The group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the group’s activities as described below. The group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i) Interest Income

Interest income is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

(ii) Grant Income

Grants from the governments, including Australian Research and Development Rebates and Saxony Development Bank (“Sächsische Aufbaubank”) from Germany, are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(e) Revenue recognition (continued)

with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as other income.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill.

Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Prima BioMed Ltd and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(g) Impairment of assets

Intangible assets that have a finite useful life are subject to amortisation and tested for impairment if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(h) Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

(i) Current receivables

Current receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. Amount receivable in relation to Goods and Services Tax (GST) and Value Added Tax (VAT) are due from the local taxation authorities and recorded based on the amount of GST and VAT paid on purchases. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date.

Collectability of current receivables is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off by reducing the carrying amount. An allowance account is used when there is objective evidence that the group will not be able to collect all amounts due.

(j) Inventories

Stock on hand is stated at the lower of cost and net realisable value. Cost comprises purchase and delivery costs, net of rebates and discounts received or receivable.

(k) Investments and other financial assets

Classification

The group classifies its financial assets in the following categories: loans and receivables, available for sale investment and held-to-maturity investments. The classification depends on the purpose for which the investments were acquired.

Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting date.

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting period which are classified as non-current assets. Loans and receivables are included in trade and other receivables (note 9) in the balance sheet.

(ii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group’s management has the positive intention and ability to hold to maturity. If the group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current assets.

Accounting policy note in relation to derivative that do not qualified for hedging, refer to note 1(l).

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(k) Investments and other financial assets (continued)

Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in profit or loss within other income or other expenses in the period in which they arise.

Dividend income from financial assets at fair value through profit or loss is recognised in profit or loss as part of revenue from continuing operations when the group’s right to receive payments is established. Interest income from these financial assets is included in the net gains / (losses).

Impairment

The group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the assets are impaired.

Assets carried at amortised cost

For loans and receivables, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in profit or loss.

If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in profit or loss. Impairment testing of current receivables is described in note 1(g).

(l) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in other income or other expenses.

(m) Plant and equipment

Plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

- Computers – 3 years

- Plant and equipment – 3-5 years

- Furniture – 3-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(g)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(n) Intangible assets

(i) Intellectual property

Costs incurred in acquiring intellectual property are capitalized and amortised on a straight line basis over a period of 20 years.

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(g)).

(ii) Research and development

Research expenditure on internal projects is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure that could be capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other expenditures that do not meet these criteria are recognised as an expense as incurred.

As the Company has not met the requirement under the standard to capitalise costs in relation to development, these amounts have been expensed.

Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight line basis over its useful life.

(o) Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid.

The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date.

(p) Finance costs

Finance costs are expensed in the period in which they are incurred.

(q) Employee benefits

(i) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liability for accumulating annual leave is recognised in the provision for employee benefits. All other short-term employee benefit obligations are presented as payables.

(ii) Other long-term employee benefit obligations

The liability for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. They are therefore recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of government bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(q) Employee benefits (continued)

(iii) Retirement benefit obligations

The group does not maintain a group superannuation plan. The group makes fixed percentage contributions for all Australian resident employees to complying third party superannuation funds. The group has no statutory obligation and does not make contributions on behalf of its resident employees in the USA and Germany. The group’s legal or constructive obligation is limited to these contributions. Contributions to complying third party superannuation funds are recognised as an expense as they become payable.

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the Executive Incentive Plan (EIP) and Global Employee Shares Option Plan (GESOP). Information relating to these schemes is set out in note 29.

The fair value of options granted under the EIP and GESOP are recognised as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted, which includes any market performance conditions and the impact of any non-vesting conditions but excludes the impact of any service and non-market performance vesting conditions.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

(v) Termination benefits

Termination benefits are payable when employment is terminated before the normal employment contract expiry date. The group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees.

(vi) Bonus plan

The group recognises a liability and an expense for bonuses. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(r) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(s) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing:

•	the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares
•	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(t) Goods and Services Tax and other similar taxes (‘GST’)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

(u) New Accounting Standards and Interpretations adopted and not yet early adopted

New and amended standards adopted by the group

The group has applied the following standards and amendments for first time for their annual reporting period commencing 1 July 2013:

•

AASB 10 Consolidated Financial Statements, AASB 11 Joint Arrangements, AASB 12 Disclosure of Interests in Other Entities, AASB 128 Investments in Associates and Joint Ventures, AASB 127 Separate Financial Statements and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards

•

AASB 2012-10 Amendments to Australian Accounting Standards – Transition Guidance and other Amendments which provides an exemption from the requirement to disclose the impact of the change in accounting policy on the current period

•	AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13
•	AASB 119 Employee Benefits (September 2011) and AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (September 2011)
•	AASB 2012-5 Amendments to Australian Accounting Standards arising from Annual Improvements 2009-2011 Cycle, and
•	AASB 2012-2 Amendments to Australian Accounting Standards – Disclosures – Offsetting Financial Assets and Financial Liabilities

The adoption of the above standards did not result in significant changes in accounting policies or adjustments to the amounts recognised in the financial statements. These standards only affected the disclosures in the notes to the financial statements.

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2014 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below.

Title of standard	Nature of change	Impact	Mandatory application date/ Date of adoption by group
AASB 9 Financial Instruments	AASB 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities. Since December 2013, it also sets out new

When adopted, the standard will not have any significant impact as on the financial statements unless the Company acquires financial assets and liabilities.

There will be no impact on the group’s accounting for financial assets, as the new requirements only affect the accounting for

Must be applied for financial years commencing on or after 1 January 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(u) New Accounting Standards and Interpretations adopted and not yet early adopted (continued)

Title of standard	Nature of change	Impact	Mandatory application date/ Date of adoption by group
rules for hedge accounting.

available-for-sale financial assets and the group does not have any such assets.

There will be no impact on the group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the group does not have any such liabilities.

There will be no impact on hedge account or disclosures as the forward contracts do not qualify as hedge accounting.

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

(v) Parent entity financial information

The financial information for the parent entity, Prima BioMed Ltd, disclosed in note 30 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries, associates and joint venture entities

Investments in subsidiaries are accounted for at cost in the financial statements of Prima BioMed Ltd.

(ii) Tax consolidation legislation

Prima BioMed Ltd and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Prima Biomed Ltd, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate for any current tax payable assumed and are compensated by the head entity for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the head entity under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(iii) Share-based payments

The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings in the group is treated as a capital contribution to that subsidiary undertaking. The fair value of employee services received, measured by reference to the grant date fair value, is recognised over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 2. FINANCIAL RISK MANAGEMENT

The group’s activities expose it to a variety of financial risks: market risk (including currency risk), credit risk and liquidity risk. The group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group. The group uses derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts. The group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis and cash flow forecasting in the case of foreign exchange and aging analysis for credit risk.

Risk management is carried out by senior management under policies approved by the board of directors. Management identifies, evaluates and hedges financial risks in close co-operation with the group’s operating units. The board provides the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a) Market risk

Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro.

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

Management has set up a policy to manage the Company’s exchange risk within the group companies. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts.

It is the group policy to use forward exchange contracts to cover anticipated cash flow in USD and Euro for the next twelve months and carried as derivatives held for trading and measured through income statement. This policy is reviewed regularly by directors from time to time.

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	30 June 2014			30 June 2013
	USD	EUR	Other	USD	EUR	Other
Cash in bank	75,802	5,273,585	-	3,015,975	10,239,231	-
Trade and other payables	(365,450)	(17,489)	-	(772,903)	(824,912)	-
Forward exchange contracts
- buy foreign currency	-	-	-	(29,828)	(3,885)	-

Sensitivity

Based on the financial instruments held at 30 June 2014, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the group’s post-tax loss for the year would have been $28,965 higher/$28,965 lower (2013 – $618,702 higher/$471,691 lower), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments and from foreign forward exchange contracts which are detailed in the above table. Profit is more sensitive to movements in the Australian dollar/US dollar exchange rates in 2014 than was the position in 2013 due to the increased amount of forward foreign exchange contracts. Any impact on the equity will result from changes in retained earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(a) Market risk (continued)

Based on the financial instruments held at 30 June 2014, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the group’s post-tax loss for the year would have been $525,610 higher/$525,610 lower (2013 – $1,330,630 higher/$1,111,729 lower), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments and from foreign forward exchange contracts.

The group’s exposure to other foreign exchange movements is not material.

(b) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks. For banks, only independently rated parties with a minimum rating of ‘A’ are accepted.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings:

	30 June 2014	30 June 2013
	$	$
Cash at bank and short-term bank deposits
AA-	14,200,042	22,023,143

Held-to-maturity investment
AA-	9,000,000	8,000,000

Derivative financial instruments
AA-	-	33,714

Held to maturity investments represent term deposits with a maturity period greater than 3 months and less than 12 months.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the group held deposits at call of $14,200,042 (2013 – $22,023,143) that are expected to readily generate cash inflows for managing liquidity risk.

Management monitors rolling forecasts of the group’s liquidity reserve cash and cash equivalents (note 7) on the basis of expected cash flows. In addition, the group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

As outlined in Note 3, the Company’s monitoring of its cash requirements extends to the consideration of potential capital raising strategies and an active involvement with its institutional and retail investor base.

Maturities of financial liabilities

The tables below analyse the group’s financial liabilities into relevant maturity groupings based on their contractual maturities for:

(a) all non-derivative financial liabilities, and

(b) net and gross settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(c) Liquidity risk (continued)

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial	Less than 6	6-12 months	Total contractual	Carrying
liabilities	months		cash flows	Amount (assets)
liabilities				/ liabilities

At 30 June 2014	$	$	$	$
Non-Derivatives
Trade and other payables	2,652,277	-	2,652,277	2,652,277

	2,652,277	-	2,652,277	2,652,277

Contractual maturities of financial	Less than 6	6-12 months	Total contractual	Carrying
liabilities	months		cash flows	Amount (assets)
				/ liabilities

At 30 June 2013	$	$	$	$
Non-Derivatives
Trade and other payables	3,468,553	-	3, 468,553	3, 468,553

Derivatives
Gross settled (forward foreign exchange contracts)
(Inflow)	(4,715,613)	(13,818,639)	(18,534,252)	(18,534,252)
Outflow	4,706,344	13,861,622	18,567,966	18,567,966
	(9,269)	42,983	33,714	33,714

(d) Fair value measurements

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

AASB 7 Financial Instruments: Disclosures requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(a)	quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)
(b)	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2), and
(c)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

At 30 June 2013	Level 1	Level 2	Level 3	Total
	$	$	$	$
Liabilities
Derivative financial instrument	-	33,714	-	33,714
Total liabilities	-	33,714	-	33,714

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(d) Fair value measurements (continued)

estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.
•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.
•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date.
•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

There were no changes in level 1 and level 3 instruments held for year ended 30 June 2014 and 30 June 2013. During the year, the company settled the forward contracts disclosed as level 2 above and recognised this as a loss in the consolidated statement of comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Income taxes

The group has not recognised deferred tax assets relating to carried forward tax losses and taxable temporary differences since the group is currently in a loss making position and unable to generate taxable income to utilise the carried forward tax losses and taxable temporary differences. The utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. The group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are certain transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The group estimates its tax liabilities based on the group’s understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments are granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity. Refer to note 29 - share-based payment.

Research and development

The consolidated entity has expensed all internal research and development expenditure incurred during the year as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the current stage of development. It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalised under AASB 138 Intangible Assets.

Going concern

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2014, the Group holds cash and cash equivalents of $14,200,042 (2013: $22,023,143) and held-to-maturity investments of $9,000,000 (2013: $8,000,000) with maturities ranging from 4 to 6 months. In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Company. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of alternate future capital raising initiatives and an active engagement with potential retail and institutional investors alike.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 4. SEGMENT REPORTING

Identification of reportable operating segments

The consolidated entity is organised into two operating segments, being Cancer Immunotherapy and Other R & D. The internal reports that are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)) use this segment reporting in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments. The CODM reviews earnings/loss before tax.

Types of products and services

The principal products and services of each of these operating segments are as follows:

- Cancer Immunotherapy

- Other Research & Development

In the current financial year, the Company has focused on cancer immunotheraphy research.

Operating segment information

30 June 2014	Cancer Immunotherapy	Other R & D	Unallocated	Consolidated
	$	$	$	$

Other Income

Revenue	-	-	15,929	15,929

Grant income	2,004,198	-	-	2,004,198

Gain on foreign exchange	-	-	406,628	406,628

Interest income	-	-	713,311	713,311

Total other income	2,004,198	-	1,135,868	3,140,066

Segment Result

Depreciation and amortisation	(433,074)	-	(13,286)	(446,360)

Other expenses*	(11,386,363)	-	(1,497,051)	(12,883,414)

Loss before income tax expense	(11,819,437)	-	(1,510,337)	(13,329,774)

Income tax expense				(13,607)

Loss after income tax expense				(13,343,381)

Total segment assets	25,377,955	-	-	25,377,955

Total segment liabilities	2,785,635	-	-	2,785,635
*net off other income

30 June 2013	Cancer Immunotherapy	Other R & D	Unallocated	Consolidated
	$	$	$	$

Other Income

Grant income	1,648,725	-	-	1,648,725

Gain on foreign exchange	-	-	1,417,613	1,417,613

Interest income	-	-	939,056	939,056

Total other income	1,648,725	-	2,356,669	4,005,394

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 4. SEGMENT REPORTING (CONTINUED)

30 June 2013	Cancer Immunotherapy	Other R & D	Unallocated	Consolidated
	$	$	$	$

Segment Result

Depreciation and amortisation	(241,814)	-	(12,210)	(254,024)

Other expenses*	(13,914,144)	(6,317)	(964,313)	(14,884,774)

Loss before income tax expense	(14,155,958)	(6,317)	(976,523)	(15,138,798)

Income tax expense				(86,873)

Loss after income tax expense				(15,225,671)

Total segment assets	32,814,298	-	-	32,814,298

Total segment liabilities	3,565,880	-	-	3,565,880

*net off other income

NOTE 5. EXPENSES

	Consolidated
	30 June 2014	30 June 2013
	$	$
Loss before income tax includes the following specific expenses:

Research & development and intellectual property
Research and development	11,825,668	13,852,477
Intellectual property management	105,189	152,782
Total research & development and intellectual property	11,930,857	14,005,259

Corporate administrative expenses
Auditor’s remuneration	222,720	259,340
Directors fee and employee expenses	1,969,494	2,095,547
Administrative expenses	1,900,409	2,496,308
Total corporate administrative expenses	4,092,623	4,851,195

Depreciation
Plant and equipment	370,237	186,940
Computer	18,987	11,039
Furniture and fittings	2,698	1,607
Total depreciation	391,922	199,586

Amortisation and impairment
Patents	54,438	54,438

Total depreciation and amortisation*	446,360	254,024

* $433,074 (2013: $241,814) relates to R&D

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 6. INCOME TAX EXPENSES

	Consolidated
	30 June 2014	30 June 2013
	$	$
Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(13,329,774)	(15,138,798)
Tax at the Australian tax rate of 30%	(3,998,932)	(4,541,639)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible expenses	439,652	1,022,310
Non-assessable income	(479,616)	(432,636)
Capital listing fee	(586,143)	-
Other	-	83,243
Difference in overseas tax rates	569	3,630
	(4,624,471)	(3,865,092)

Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognised	4,638,078	3,951,965
Income tax expense*	13,607	86,873
*Income tax expense relates to tax payable in the United States

	Consolidated
	30 June 2014	30 June 2013
	$	$
Deferred tax assets not recognised
Deferred tax assets not recognised comprises temporary differences attributable to:
Carried forward tax losses benefit	27,329,078	22,562,084
Temporary differences	(402,644)	147,615
Total deferred tax assets not recognised	26,926,434	22,709,699

The above potential tax benefit, which includes tax losses and temporary differences has not been recognised in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at 30 June 2014 was $91,096,926 (2013 - $75,206,946).

NOTE 7. CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Consolidated
	30 June 2014	30 June 2013
	$	$
Cash on hand	1,344	1,376
Cash at bank	9,698,698	22,021,767
Cash on deposit	4,500,000	-
	14,200,042	22,023,143

The above cash and cash equivalent are held in AUD, USD, and Euro. The interest rates on these deposits range from 0% to 3.54% in 2014 (2013 – 0% to 3.05%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 8. HELD-TO-MATURITY INVESTMENTS

	Consolidated
	30 June 2014	30 June 2013
	$	$

Term deposits	9,000,000	8,000,000
	9,000,000	8,000,000

Held to maturity investments represent term deposits with a maturity period greater than 3 months and less than 12 months. These term deposits are denominated in AUD and have interest rates of 3.75% in 2014 (2013 – 4.39% to 4.50%). The group’s exposure to interest rate risk is discussed in note 2. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of held to maturity investment mentioned above.

NOTE 9. CURRENT RECEIVABLES

	Consolidated
	30 June 2014	30 June 2013
	$	$
GST receivable	196,407	200,477
	196,407	200,477

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value and at 30 June 2014. No receivables were impaired or past due.

NOTE 10. OTHER CURRENT ASSETS

	Consolidated
	30 June 2014	30 June 2013
	$	$

Prepayments*	1,090,608	1,410,249
Security deposit	31,252	17,463
Accrued interest	165,499	156,967
	1,287,359	1,584,679

*Prepayments are in relation to the deposits paid to organisations involved in the clinical trials.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 11. NON-CURRENT ASSETS - PLANT AND EQUIPMENT

	Plant and Equipment	Computer	Furniture and fittings	Total
	$	$	$	$
At 1 July 2012
Cost or fair value	622,564	23,988	12,678	659,230
Accumulated depreciation	(157,575)	(9,855)	(7,872)	(175,302)
Net book amount	464,989	14,133	4,806	483,928

Year ended 30 June 2013
Opening net book amount	464,989	14,133	4,806	483,928
Exchange differences	43,523	108	483	44,114
Additions	465,513	36,733	5,678	507,924
Disposal	-	(1,702)	-	(1,702)
Depreciation charge	(186,940)	(11,039)	(1,607)	(199,586)
Closing net book amount	787,085	38,233	9,360	834,678

At 30 June 2013
Cost or fair value	1,119,560	59,075	12,425	1,191,060
Accumulated depreciation	(332,475)	(20,842)	(3,065)	(356,382)
Net book amount	787,085	38,233	9,360	834,678

Year ended 30 June 2014
Opening net book amount	787,085	38,233	9,360	834,678
Exchange differences	29,565	833	435	30,833
Additions	100,568	3,107	-	103,675
Disposal	-	-	-	-
Depreciation charge	(370,237)	(18,987)	(2,698)	(391,922)
Closing net book amount	546,981	23,186	7,097	577,264

At 30 June 2014
Cost or fair value	1,248,948	62,789	12,765	1,324,502
Accumulated depreciation	(701,967)	(39,603)	(5,668)	(747,238)
Net book amount	546,981	23,186	7,097	577,264

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 12. NON-CURRENT ASSETS - INTANGIBLES

Patents
$
At 1 July 2012
Cost	1,915,671
Accumulated amortisation and impairment	(1,689,912)
Net book amount	225,759

Year ended 30 June 2013
Opening net book amount	225,759
Amortisation charge	(54,438)
Closing net book amount	171,321

At 30 June 2013
Cost	1,915,671
Accumulated amortisation and impairment	(1,744,350)
Net book amount	171,321

Year ended 30 June 2014
Opening net book amount	171,321
Amortisation charge	(54,438)
Closing net book amount	116,883

At 30 June 2014
Cost or fair value	1,915,671
Accumulated amortisation and impairment	(1,798,788)
Net book amount	116,883

NOTE 13. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	Consolidated
	30 June 2014	30 June 2013
	$	$
Trade payables	2,216,723	3,087,398
Other payables	435,554	381,155
	2,652,277	3,468,553

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 14. CURRENT LIABILITIES - EMPLOYEE BENEFITS

	Consolidated
	30 June 2014	30 June 2013
	$	$

Annual leave	101,569	30,800

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.

NOTE 15. DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated
	30 June 2014	30 June 2013
	$	$

Derivative financial instruments	-	33,714

The group entered into forward exchange contracts which did not satisfy the requirements for hedged accounting. The group didn’t enter any forward exchange contracts as at 30 June 2014. The amount above was the fair value of the forward exchange contracts as at 30 June 2013. These contracts are held with National Australia Bank. These contracts were subject to the risk management policies in note 2.

NOTE 16. NON-CURRENT LIABILITIES - EMPLOYEE BENEFITS

	Consolidated
	30 June 2014	30 June 2013
	$	$

Long service leave	14,799	5,748

NOTE 17. EQUITY - CONTRIBUTED

		Consolidated
		30 June 2014	30 June 2013
		$	$
Fully paid ordinary shares	17(a)	139,352,418	132,665,023
Options over ordinary shares		9,661,954	9,661,954
		149,014,372	142,326,977

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 17. EQUITY – CONTRIBUTED (CONTINUED)

(a) Ordinary Shares	Note	30 June 2014		30 June 2013
		No.	$	No.	$
At the beginning of reporting period		1,143,146,838	132,665,023	1,066,063,388	127,050,571
Shares issued during year	i)	85,562,500	6,845,000	77,083,450	6,166,676
Exercise of options (Shares issued during the year)	ii)	3	1	-	-
Transaction costs relating to share issues			(157,606)		(552,224)
At reporting date		1,228,709,341	139,352,418	1,143,146,838	132,665,023

2014 Details	Note	Number	Issue Price	Total
			$	$
Share purchase plan	i)	85,562,500	0.080	6,845,000
Exercise of PRRO options	ii)	3	0.200	1
Transaction costs relating to share issues				(157,606)
		85,562,503		6,687,395

2013 Details	Note	Number	Issue Price	Total
			$	$
Share purchase plan	i)	77,083,450	0.080	6,166,676
Transaction costs relating to share issues				(552,224)
		77,083,450		5,614,452

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

Information relating to the Company’s Global Employee Share Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Unlisted Options

Expiration Date	Exercise Price	Number	Code
9 November 2014	$ 0.269	1,884,253	PRRAS
8 December 2014	$ 0.236	1,884,253	PRRAU
12 January 2015	$ 0.227	1,061,411	PRRAY
12 February 2015	$ 0.235	1,118,211	PRRAW
18 March 2015	$ 0.2277	1,075,269	PRRAZ
6 May 2015	$ 0.2500	500,000	PRRAC
19 May 2015	$ 0.235	1,055,011	PRRAD
6 December 2014	$ 0.100	2,000,000	PRRAL
26 August 2014	$ 0.100	500,000	PRRAL
1 February 2016	$0.339	740,741	PRRAL
03 November 2014	$0.279	100,000	PRRAL
03 January 2015	$0.2329	100,000	PRRAL
01 August 2015	$0.1850	2,800,000	PRRAL
20 February 2016	$0.1730	200,000	PRRAL
30 June 2018	$0.0774	1,923,292	PRRAE
Total		16,942,441

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximise synergies.

Share purchase plan and shortfall placements

In April 2013 the Company undertook a share purchase plan (SPP). This SPP was open to existing shareholders and allowed them to purchase up to $15,000 worth of fully paid ordinary shares in the company. These shares were offered at $0.08 each. The Company intended to issue up to $15 million worth of new ordinary shares in the Company with any shortfall shares from the SPP being offered to institutional and sophisticated investors at the same terms as the SPP.

We raised a total of $14,559,250 from the SPP and a series subsequent SPP shortfall placements to sophisticated investors who were offered the remaining capacity from the SPP with shares also issued at $0.08. We raised $1,062,988 from SPP shortfall placements prior to 30 June 2013 and $6,845,000 in SPP shortfall placements in this financial year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 18. EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	30 June 2014	30 June 2013
	$	$
(a) Reserves
Options issued reserve	1,547,574	1,547,574
Foreign currency translation reserve	(211,145)	(153,724)
Share-based payments reserve	546,245	488,936
	1,882,674	1,882,786

Movements in options issued reserve were as follows:
Opening balance	1,547,574	-
Options issued during the year	-	1,547,574
Ending balance	1,547,574	1,547,574

Movements in foreign currency translation reserve were as follows:
Opening balance	(153,724)	(118,392)
Currency translation differences arising during the year	(57,421)	(35,332)
Ending balance	(211,145)	(153,724)

Movements in share-based payments reserve were as follows:
Opening balance	488,936	299,412
Employee options issued during the year	57,309	189,524
Ending balance	546,245	488,936

	Consolidated
	30 June 2014	30 June 2013
	$	$
(b) Retained Earnings
Movements in retained earnings were as follows:
Opening balance	(114,961,345)	(99,735,674)
Net loss for the year	(13,343,381)	(15,225,671)
Ending balance	(128,304,726)	(114,961,345)

(c) Nature and purpose of reserves

(i) Options issued reserve

In May 2013 the Company announced an options entitlement issue of one option for every 4 shares held by existing shareholders. 77,378,699 options were issued at $0.02 per option with an exercise price of $0.20. The options expire on 19 June 2017. Each option is exercisable for one ordinary share in capital of the Company. These options are exercisable at any time before its expiry date.

(ii) Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are recognised in other comprehensive income as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 18. EQUITY – RESERVES AND RETAINED EARNINGS (CONTINUED)

(iii) Share-based payments reserve

The options based payments reserve is used to recognise the grant date fair value of options issued to employees but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 29.

NOTE 19. EQUITY - DIVIDENDS

There were no dividends paid or declared during the current or previous financial year.

NOTE 20. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors and key management personnel compensation

	Consolidated
	30 June 2014	30 June 2013
	$	$

Short-term employee benefits	1,533,114	2,056,269
Post-employment benefits	40,377	52,348
Share-based payments	41,919	185,594
	1,615,410	2,294,211

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report on pages 17-26.

(ii) Shareholding

The numbers of shares in the Company held during the financial year by each director of and other key management personnel of the group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

2014	Balance at start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms Lucy Turnbull, AO	17,759,576	-	2,300,000	20,059,576
Mr Albert Wong	3,537,500	-	-	3,537,500
Mr Martin Rogers**	20,542,179	-	-	20,542,179
Dr Richard Hammel**	10,444,987	-	-	10,444,987
Dr Russell Howard	-	-	-	-
Mr Pete Meyers	-	-	-	-
Mr Matthew Lehman	1,617,763 4,400*	- -	- 28,306*	1,617,763 32,706*
Dr Sharron Gargosky	25,000*	-	(25,000*)	-
Mr Marc Voigt	620,000 150*	- -	100,000 -	720,000 150*
Ms Deanne Miller	-	-	-	-
Total ordinary shares	54,522,005	-	2,400,000	56,922,005
Total ADR	29,550	-	3,306	32,856

   * American Depository Receipts (ADR) traded on the NASDAQ

   ** As the date of resignation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 20. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

30 June 2013	Balance at start of the year	Share Purchase Plan (SPP) and shortfall placement	Other changes during the year	Balance at end of the year
Ordinary shares
Ms Lucy Turnbull, AO	4,622,076	12,687,500	450,000	17,759,576
Mr Albert Wong	3,350,000	187,500	-	3,537,500
Mr Martin Rogers	30,834,179	187,500	(10,479,500)[1]	20,542,179
Dr Richard Hammel	10,257,487	187,500	-	10,444,987
Dr Russell Howard	-	-	-	-
Mr Ian Bangs	100,000	-	-	100,000
Mr Matthew Lehman	1,100,000 -	412,500 -	105,263 4,400*	1,617,763 4,400*
Dr Neil Frazer	112,000 1,000*	-	-	112,000 1,000*
Dr Sharron Gargosky	-	-	25,000*	25,000*
Mr Marc Voigt	-	312,500 -	307,500 150*	620,000 150*
Ms Deanne Miller	-	-	-	-
Total ordinary shares	50,375,742	13,975,000	(9,616,737)	54,734,005
Total ADR	1,000	-	29,550	30,550

   * American Depositary Receipts (ADR) traded on the NASDAQ

   1 related shares sold by the director to the market

(iii) Option holdings

The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

30 June 2014	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms Lucy Turnbull, AO	14,439,894	-	-	(10,000,000)	4,439,894	4,439,894	-
Mr Albert Wong	7,500,000	-	-	(7,500,000)	-	-	-
Mr Martin Rogers	12,500,000	-	-	(10,000,000)	2,500,000	2,500,000	-
Dr Richard Hammel	5,000,000	-	-	(5,000,000)	-	-	-
Dr Russell Howard	-	-	-	-	-	-	-
Mr Pete Meyers	-	-	-	-	-	-	-
Mr Matthew Lehman	2,104,441	-	-	-	2,104,441	2,104,441	-
Dr Sharron Gargosky	900,000	637,275	-	-	1,537,275	1,324,850	212,425
Mr Marc Voigt	528,125	643,629	-	-	1,171,754	957,211	214,543
Ms Deanne Miller	-	363,636	-	-	363,636	242,424	121,212
	42,972,460	1,644,540	-	(32,500,000)	12,117,000	11,568,820	548,180

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 20. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

30 June 2013	Balance at start of the year	Granted	Entitlement options	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms Lucy Turnbull, AO	10,000,000	-	4,439,894	-	14,439,894	14,439,894	-
Mr Albert Wong	7,500,000	-	-	-	7,500,000	7,500,000	-
Mr Martin Rogers	10,000,000	-	2,500,000	-	12,500,000	12,500,000	-
Dr Richard Hammel	5,000,000	-	-	-	5,000,000	5,000,000	-
Dr Russell Howard	-	-	-	-	-	-	-
Mr Matthew Lehman	500,000	1,200,000	404,441	-	2,104,441	904,441	1,200,000
Dr Neil Frazer	2,000,000	-	-	-	2,000,000	2,000,000	-
Mr Ian Bangs	-	450,000	100,000	-	550,000	550,000	-
Dr Sharron Gargosky	200,000	700,000	-	-	900,000	200,000	700,000
Mr Marc Voigt	-	450,000	78,125	-	528,125	78,125	450,000
Ms Deanne Miller	-	-	-	-	-	-	-
	35,200,000	2,800,000	7,522,460	-	45,522,460	43,172,460	2,350,000

NOTE 21. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms.

	Consolidated
	30 June 2014	30 June 2013
	$	$
PwC Australia
Audit or review of the financial report	209,420	257,700
Other consulting	12,500	-
Total remuneration of PwC Australia	221,920	257,700

Non PwC audit firm
Audit or review of the financial report	-	-
Preparation of the tax return and other consulting	-	9,841
Total remuneration of non-PwC audit firm	-	9,841

Total auditor’s remuneration	221,920	267,541

NOTE 22. CONTINGENT LIABILITIES

There were no other material contingent liabilities in existence at 30 June 2014 and 30 June 2013.

NOTE 23. COMMITMENTS FOR EXPENDITURE

There were no material capitals or leasing commitments at 30 June 2014 and 30 June 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 24. RELATED PARTY TRANSACTIONS

Parent entity

Prima BioMed Ltd is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 25.

Key management personnel

Disclosures relating to key management personnel are set in note 20.

Receivable from and payable to related parties

There were no trade receivables from or trade payables due to related parties at the reporting date.

Loans to/from related parties

There were no loans to or from related parties at the reporting date.

NOTE 25. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

	Country of incorporation	Class of Shares	Equity holding
			30 June 2014	30 June 2013
			%	%

Arthron Pty Ltd*	Australia	Ordinary	-	100
Cancer Vac Pty Ltd	Australia	Ordinary	100	100
Oncomab Pty Ltd*	Australia	Ordinary	-	100
Panvax Pty Ltd*	Australia	Ordinary	-	100
Prima BioMed USA Inc	USA	Ordinary	100	100
PRR Middle East FZLLC	UAE	Ordinary	100	100
Prima BioMed GmBH	Germany	Ordinary	100	100
Prima BioMed Australia Pty Ltd	Australia	Ordinary	100	100
Prima BioMed IP Pty Ltd	Australia	Ordinary	100	100

* Companies were deregistered on 31 July 2013

NOTE 26. EVENTS OCCURRING AFTER THE REPORTING DATE

Marc Voigt was appointed as Chief Executive Officer of Prima on the 9th July 2014. Mr Voigt, Prima’s Chief Business Officer and Chief Financial Officer as well as General Manager of the Company’s European Operations, replaces US based Matthew Lehman who step down from the Board but remain as an adviser to the Company to facilitate an orderly transition.

The decision follows the Company’s recent shift in its operational focus to Europe, where its clinical trials and manufacturing of CVac have been centralised to generate cost savings and enhance operational efficiencies. The Company’s European manufacturing facility is based in Leipzig, Germany where Prima benefits from a significant funding grant from the Saxony Development Bank to carry out its CVac development program in Europe.

No other matter or circumstance has arisen since 30 June 2014 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations or the consolidated entity’s state of affairs in future financial years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 27. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	30 June 2014	30 June 2013
	$	$

Loss after income tax expense for the year	(13,343,381)	(15,225,671)

Adjustments for:
Depreciation and amortisation	446,360	254,024
(Decrease)/increase in income tax payable	(10,077)	27,065
Add back share based payments	57,309	189,524
Unrealised gain on exchange through the profit and loss	(908,594)	(1,446,771)
Change in operating assets and liabilities:
Decrease in current receivables	4,071	79,907
Decrease in inventories	-	191,726
Decrease in other operating assets	297,320	809,055
(Decrease)/increase in trade and other payables	(816,276)	627,971
Increase/(decrease) in employee benefits	79,821	(88,926)
(Decrease) in derivative financial instruments	(33,714)	(1,455,030)
Net cash used in operating activities	(14,227,161)	(16,037,126)

NOTE 28. EARNINGS PER SHARE

	Consolidated
	30 June 2014	30 June 2013
	$	$

Loss after income tax	(13,343,381)	(15,225,671)
Loss after income tax attributable to the owners of Prima BioMed Ltd	(13,343,381)	(15,225,671)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	1,220,083,929	1,075,381,168
Weighted average number of ordinary shares used in calculating diluted earnings per share	1,220,083,929	1,075,381,168

	Cents	Cents
Basic earnings per share	(1.09)	(1.42)
Diluted earnings per share	(1.09)	(1.42)

Information concerning other notes and options issued:

The following table summarizes the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	30 June 2014 Number	30 June 2013 Number
Listed options	77,378,696	77,378,699
Unlisted options	16,942,441	47,519,149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 29. SHARE-BASED PAYMENTS

(a) Executive Incentive Plan (EIP)

Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2012 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests. As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in the United States, Germany, and Australia.

Set out below are summaries of options granted under the EIP:

2014 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
23 December 2013	30 June 2018	0.0774	-	1,758,176	-	-	1,758,176	1,172,117
24 January 2014	30 June 2018	0.0774	-	165,116	-	-	165,116	165,116

Total			-	1,923,292	-	-	1,923,292	1,337,233
Weighted average exercise price		0.0774					0.0774

No options expired during the periods covered by the above tables.

The weighted average share price at the date of exercise of options exercised during the year ended 30 June 2014 was $0.077 (2013 – not applicable). The weighted average remaining contractual life of share options outstanding at the end of the period was 4 years.

Fair value of options granted

The assessed fair value at grant date of options granted during the year ended 30 June 2014 were $0.028 and $0.037 (2013 – not applicable). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2014 included:

—	Vested options are exercisable for a period of 36 months after vesting
—	exercise price: $0.0774
—	grant date: 23 December 2013 and 24 January 2014
—	expiry date: 30 June 2018
—	share price at grant date: $0.04 and $0.05
—	expected price volatility of the Company’s shares: 112% and 116%
—	expected dividend yield: nil%
—	risk-free interest rate: 2.92% and 2.81%

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 29. SHARE-BASED PAYMENTS (CONTINUED)

(b) Global Employee Share Option Plan (GESOP)

The establishment of the GESOP Plan was approved by shareholders at the 2011 annual general meeting. The GESOP is designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Under the plan, participants are granted options based on certain performance standards being met. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of options is based on the volume weighted average price at which the Company’s shares are traded on the Australian Securities Exchange (ASX) during the seven days up to and including the date of the grant.

Set out below are summaries of options granted under the GESOP:

2014 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
3 November 2011	3 November 2014	0.279	100,000	-	-	-	100,000	100,000
3 January 2012	3 January 2015	0.233	100,000	-	-	-	100,000	100,000
1 August 2012	1 August 2015	0.185	1,600,000	-	-	-	1,600,000	1,600,000
16 November 2012	1 August 2015	0.185	1,200,000	-	-	-	1,200,000	1,200,000
20 February 2013	20 February 2016	0.173	200,000	-	-	-	200,000	200,000

Total			3,200,000	-	-	-	3,200,000	3,200,000
Weighted average exercise price		0.189		-			0.189

2013 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
3 November 2011	3 November 2014	0.279	100,000	-	-	-	100,000	100,000
3 January 2012	3 January 2015	0.233	100,000	-	-	-	100,000	100,000
1 August 2012	1 August 2015	0.185	-	1,600,000	-	-	1,600,000	450,000
16 November 2012	1 August 2015	0.185	-	1,200,000	-	-	1,200,000	-
20 February 2013	20 February 2016	0.173	-	200,000	-	-	200,000	-

Total			200,000	3,000,000	-	-	3,200,000	650,000
Weighted average exercise price		0.189		0.184			0.189

No options expired during the periods covered by the above tables.

There were no share options exercised during the year (2013 – $nil). The weighted average remaining contractual life of share options outstanding at the end of the period was 1 years (2013 – 2 years).

Fair value of options granted

There were no options granted during the year ended 30 June 2014 (2013 – $0.06 and $0.07 cents per option). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 29. SHARE-BASED PAYMENTS (CONTINUED)

The model inputs for options granted during the year ended 30 June 2013 included:

—	Vested options are exercisable for a period of 24 months after vesting
—	exercise price: $0.185 and $0.173
—	grant date: 1 August 2012, 16 November 2012, and 20 February 2013
—	expiry date: 1 August 2015 and 20 February 2016
—	share price at grant date: $0.12 and $0.13
—	expected price volatility of the Company’s shares: 91% and 89%
—	expected dividend yield: nil%
—	risk-free interest rate: 2.59%, 2.51%, and 2.88%

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

(c) Employee Share Option Plan (ESOP)

The establishment of the ESOP Plan was approved by shareholders on 30 April 2010. The Company has ceased to issue options under the ESOP.

The ESOP was designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Under the plan, participants were granted options based on certain performance standards being met. Participation in the plan was at the board’s discretion and no individual had a contractual right to participate in the plan or to receive any guaranteed benefits. Options under the ESOP vested on grant date.

Options granted under the ESOP carried no dividend or voting rights. Each options granted under the ESOP is convertible into one ordinary share. The exercise price of options granted under the ESOP is $0.10 per option.

Set out below are summaries of options granted under the ESOP:

2014 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
26 August 2011	26 August 2014	0.10	500,000	-	-	-	500,000	500,000

Total			500,000				500,000	500,000
Weighted average exercise price			0.10				0.10	0.10

2013 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
26 August 2011	26 August 2014	0.10	500,000	-	-	-	500,000	500,000

Total			500,000				500,000	500,000
Weighted average exercise price			0.10				0.10	0.10

No options expired during the periods covered by the above tables.

The share price at the date of exercise of options exercised during the year ended 30 June 2014 was $nil (2013 – $nil). The remaining contractual life of share options outstanding at the end of the period was 1 year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 29. SHARE-BASED PAYMENTS (CONTINUED)

Fair value of options granted

There were no options granted during the year ended 30 June 2014 (2012 – $nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information, where options are issued to employees of subsidiaries within the group.

d) Options issued to directors with shareholders approval

At the 2010 annual general meeting, shareholders approved the issue of 34,500,000 options to the directors. Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of options is $0.20 for 32,500,000 and $0.10 for 2,000,000.

Set out below are summaries of options granted with shareholders approvals:

2014 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
6 December 2010	6 December 2013	0.20	32,500,000	-	-	(32,500,000)	-	-
6 December 2010*	6 December 2014	0.10	2,000,000	-	-	-	2,000,000	2,000,000

Total			34,500,000	-	-	(32,500,000)	2,000,000	2,000,000
Weighted average exercise price		0.10	0.194				0.10	0.10

2013 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
6 December 2010	6 December 2013	0.20	32,500,000	-	-	-	32,500,000	32,500,000
6 December 2010*	6 December 2014	0.10	2,000,000	-	-	-	2,000,000	2,000,000

Total			34,500,000	-	-	-	34,500,000	34,500,000
Weighted average exercise price		0.194	0.194				0.194	0.194

* these options were issued to Neil Frazer and had a 4 year vesting period and were fully vested as at 30 June 2013 upon his termination employment

There were 32,500,000 options lapsed during the periods.

(e) Expenses arising from share-based payment transactions

Total expenses arising from option-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated
	30 June 2014	30 June 2013
	$	$

Share based payment expense	57,309	189,524

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 30. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive income

	Parent
	30 June 2014	30 June 2013
	$	$

Loss after income tax	(15,651,281)	(15,813,154)
Total comprehensive income	(15,651,281)	(15,813,154)

Statement of financial position

	Parent
	30 June 2014	30 June 2013
	$	$

Total current assets	20,313,908	29,805,323
Total assets	20,314,845	29,811,104

Total current liabilities	977,777	1,925,647
Total liabilities	1,341,709	1,931,393

Equity
- Contributed equity	149,014,372	142,326,977
- Reserves	2,093,819	2,036,509
- Accumulated losses	(132,135,056)	(116,483,775)
Total equity	18,973,135	27,879,711

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 22 for details in relation to contingent liabilities as at 30 June 2014 and 30 June 2013.

Capital commitments - Property, plant and equipment

The parent entity did not have any capital commitments for property, plant and equipment at as 30 June 2014 and 30 June 2013.

DIRECTORS’ DECLARATION

in the directors’ opinion:

(a)	the financial statements and notes set out on pages 35 to 73 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2014 and of their performance for the financial year ended on that date; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Note 1 (a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

On behalf of the directors

Lucy Turnbull, AO

Chairman

Independent auditor’s report to the members of

Prima BioMed Ltd

Report on the financial report

We have audited the accompanying financial report of Prima BioMed Ltd (the company), which comprises the consolidated balance sheet as at 30 June 2014, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for Prima BioMed Ltd (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101: Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards (IFRS).

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the consolidated entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au
Liability limited by a scheme approved under Professional Standards Legislation.

75

Auditor’s opinion

In our opinion,

a)	the financial report of Prima BioMed Ltd is in accordance with the Corporations Act 2001, including:

1)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2014 and of its performance for the year ended on that date; and

2)	complying with Australian Accounting Standards including the Australian Accounting Interpretations and the Corporations Regulations 2001.

b)	the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the remuneration report included in pages 17 to 26 of the directors’ report for the year ended 30 June 2014. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion

In our opinion, the remuneration report of Prima BioMed Ltd for the year ended 30 June 2014 complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Rod Dring	Sydney
Partner	27 August 2014

76

SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 5 August 2014.

There are a total of 1,228,709,341 ordinary fully paid shares on issue held by 12,477 holders.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

Number of holders of ordinary shares

1 – 1,000	362

1,001 – 5,000	1,733

5,001 – 10,000	1,779

10,001 – 100,000	6,458

100,001 – and over	2,145

Total	12,477

Holding less than a marketable parcel	367

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

Top 20 holders of ordinary shares	Ordinary shares held
	Number held	% of total shares issued
National Nominees Ltd	90,997,909	7.406
JP Morgan Nominees Australia Ltd	18,212,146	1.482
Ms Lucy Turnbull, AO	17,034,576	1.386
Citicorp nominees Pty Ltd	13,501,947	1.099
UBS Wealth Management Australia Nominees Pty Ltd	11,679,178	0.951
Mr Dimce Spaseski & Mrs Maja Spaseska	8,966,692	0.730
Structure Investments Pty Ltd <Rogers Family a/c>	7,485,179	0.609
H Cornwell & Son Pty Ltd <Pines H/W & G C Staff s/f a/c>	6,647,500	0.541
Mr Thomas Tscherepko	6,000,000	0.488
ABN AMRO Clearing Sydney Nominees Pty Ltd <Custodian a/c>	5,862,745	0.477
Macenrock Pty Ltd <Macenrock s/f a/c>	5,534,923	0.450
IRPAC PTY LTD	4,836,072	0.394
Laguna Bay Capital Pty Ltd	4,200,000	0.342
Mr Goh Geok Khim	4,000,000	0.326
Mr Antolik Tscherepko	4,000,000	0.326
GKDM Super Pty Ltd <Robert Super Fund a/c>	3,600,100	0.293
HSBC Custody Nominees (Australia) Limited	3,593,752	0.292
MR Joseph Jaajaa	3,500,000	0.285
Climax Holdings Pty Ltd	3,310,659	0.269
Mr Calogero Joseph Barbagiovanni & Mr Raffaele Guadagnino <CJB s/f a/c>	3,053,572	0.249
	226,016,950	18.395

SHAREHOLDER INFORMATION CONTINUED

Top 20 holders of listed options	Options
	Number held	% of total options issued
Mr Edward Mcclafferty	6,000,000	7.754
Ms Lucy Turnbull, AO	4,258,644	5.504
Structure Investments Pty Ltd <Rogers Family a/c>	2,500,000	3.231
Mr Goh Geok Khim	2,000,000	2.585
Mr Robert Richard Taylor & Mrs Karilyn Kay Taylor <The Taylor s/f a/c>	1,500,000	1.939
Mr Peter David Newton & Mrs Ann Louise Newton	1,250,000	1.615
Mr Jayson Charles Medway & Mrs Deirdre Grace Medway <J & D s/f a/c>	1,025,000	1.325
Miss Kim Foon Goon	750,000	0.969
Mr Ian Wilton & Ms Sharon Lawler Froome <I Wilton s/f a/c>	650,000	0.840
Mr Tim Handley-Garben & Mrs Petah Handley-Garben	600,000	0.775
Mr Terrence John Ahern	625,000	0.808
Mr Peter John Woods & Mrs Marlene Denise Woods	546,875	0.707
Mr Earl John Churchill Gray & Mrs Margaret Elizabeth Gray <The Gray s/f a/c>	508,928	0.658
Acewin Pty Ltd	500,000	0.646
Dr Hein Ngoc Nguyen & Mrs Thao Thu Nguyen <Nguyen s/f a/c>	500,000	0.646
JP Morgan Nominees Australia Ltd	486,858	0.629
Citicorp nominees Pty Ltd	426,500	0.551
HWR Nominees Pty Ltd	425,000	0.549
Mr Matthew Lehman	404,441	0.523
Mr John Richard O’Toole	387,390	0.501
	25,344,636	32.755

Unquoted equity securities

	Number on issue	Number of holders
Options issued under the Prima BioMed Ltd	16,942,441	14

Substantial holders

There are no substantial holders in the Company.

Voting rights

The voting rights attached to ordinary shares are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

No voting rights.